SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ACTIONPOINT, INC.

(Name of Subject Company (Issuer))

ACTIONPOINT, INC.

(Name of Filing Person (Offeror))

Options Under ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan and 1999 Stock Plan

to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

457654101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Stephen Francis

President and Chief Executive Officer

ActionPoint, Inc.

1299 Parkmoor Avenue

San Jose, California 95126

(408) 325-3800

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Jay K. Hachigian, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

610 Lincoln Street

Waltham, Massachusetts 02451

(781) 890-8800

CALCULATION OF FILING FEE

Transaction valuation* Amount of filing fee

$2,253,456 $451

* Calculated solely for purposes of determining the filing fee. This amount assumes that Options to purchase 1,900,564 shares of common stock of ActionPoint, Inc. having an aggregate value of $2,253,456 will be exchanged pursuant to this offer. The aggregate value of such Options was calculated based on the Black-Scholes Option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [_] going-private transaction subject to Rule 13e-3. [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Item 1. Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange All Outstanding Options Under Eligible Option Plans, dated August 3, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is ActionPoint, Inc, a Delaware corporation (the "Company"), and the address of its principal executive offices is 1299 Parkmoor Avenue, San Jose, California 95126 and the main telephone number is (408) 325-3800. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning ActionPoint") is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the eligible option plans (the "Options") to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the eligible option plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(1) and Exhibit (a)(2), respectively. The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options and Exercise Price; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person and the information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options and Exercise Price; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. Non-employee members of the Company's Board of Directors and its Chief Executive Officer are ineligible to participate in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The eligible option plans attached hereto as Exhibit (d)(1) and Exhibit (d)(3) and the form of option agreements attached hereto as Exhibit (d)(2)and Exhibit (d)(4) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of Replacement Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b) None.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Not applicable.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning ActionPoint"), Section 16 ("Additional Information"), Schedule A, the Computation of Ratio of Earnings to Fixed charges attached hereto as Exhibit (a)(7), and in the documents listed in Item 14(a)1 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and included therewith and Item 1 of Part 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 is incorporated herein by reference.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), Section 12 ("Legal Matters; Regulatory Approvals"), the Press Release dated August 3, 2001 attached hereto as Exhibit (d)(5) and the Company's Current Reports on Form 8-K filed with the Securities and Exchange Commission on June 4, 2001 and June 15, 2001 are incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)(1) Offer to Exchange, dated August 3, 2001.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of letter to eligible option holders.

(a)(4) Form of e-mail letter to ActionPoint employees.

(a)(5) ActionPoint, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, which is incorporated herein by reference.

(a)(6) ActionPoint, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 10, 2001, which is incorporated herein by reference.

(a)(7) Computation of Ratio of Earnings to Fixed Charges.

(a)(8) Form of e-mail confirmation of receipt of Letter of Transmittal.

(a)(9) Slide presentation to employees regarding the Offer to Exchange.

(b) Not applicable.

(d)(1) ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(2) Form of Option Agreement issued pursuant to the ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(3) ActionPoint, Inc. 1999 Stock Option Plan. Filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the period ended December 31, 2000 filed on April 2, 2001, which exhibit is incorporated herein by reference.

(d)(4) Form of Option Agreement issued pursuant the ActionPoint, Inc. 1999 Stock Plan.

(d)(5) Press release dated August 3, 2001.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ActionPoint, Inc.

#9;/s/ Stephen Francis__________

Stephen Francis,

President and Chief Executive Officer

Date: August 3, 2001

Index to Exhibits

Exhibit

Number Description

(a)(1) Offer to Exchange, dated August 3, 2001.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of letter to eligible option holders.

(a)(4) Form of e-mail letter to ActionPoint employees.

(a)(5) ActionPoint, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, which is incorporated herein by reference.

(a)(6) ActionPoint, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 10, 2001, which is incorporated herein by reference.

(a)(7) Computation of Ratio of Earnings to Fixed Charges.

(a)(8) Form of e-mail confirmation of receipt of Letter of Transmittal.

(a)(9) Slide presentation to employees regarding the Offer to Exchange.

(d)(1) ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(2) Form of Option Agreement issued pursuant to the ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(3) ActionPoint, Inc. 1999 Stock Option Plan. Filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the period ended December 31, 2000 filed on April 2, 2001, which exhibit is incorporated herein by reference.

(d)(4) Form of Option Agreement issued pursuant the ActionPoint, Inc. 1999 Stock Plan.

(d)(5) Press release dated August 3, 2001.

Exhibit (a)(1)

ACTIONPOINT, INC.

OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS UNDER ELIGIBLE OPTION PLANS

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT 9:00 P.M., PACIFIC TIME, ON AUGUST 31, 2001,

UNLESS THE OFFER IS EXTENDED.

We are offering to grant replacement options in exchange for all outstanding options to purchase shares of our common stock granted under our 1993 Stock Option/Stock Issuance Plan and our 1999 Stock Plan. These two plans are the eligible option plans under which we will grant replacement options to purchase shares of our common stock. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal (which together, as they may be amended from time to time, constitute the "offer").

If you tender options for exchange as described in the offer and your options are accepted and cancelled, we will grant to you replacement options on the date of the first meeting of our compensation committee that will be held within ten business days after the date that is at least six months and a day after the expiration of the offer. If the offer is extended, the grant date will be changed accordingly. These replacement options will be granted under the eligible option plans pursuant to one or more option agreements between you and us. If you choose to participate by exchanging any of your stock options, you must also exchange any stock options granted after February 26, 2001.

The replacement options will be exercisable for the same number of shares of our common stock as the options tendered and accepted for exchange. The exercise price of the replacement options will be equal to the market price of our common stock on the date of grant. The replacement options will vest on the same schedule as the options you surrender for exchange and have other terms and conditions that are substantially the same as those of the cancelled options.

This offer is not conditioned upon a minimum number of options being tendered. However, this offer is subject to conditions which we describe in Section 6 of this offer.

ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

Shares of our common stock are quoted on the Nasdaq National Market under the symbol "ACTP." On August 1, 2001, the last reported sale price of the common stock on the Nasdaq National Market was $1.99 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Jocelyn Obille, Human Resources Manager, ActionPoint, Inc., 1299 Parkmoor Avenue, San Jose, California 95126, by email at jobille@actionpoint.com or by telephone at (408) 325- 3800.

IMPORTANT

If you wish to tender your Options for exchange, you must complete and sign the letter of transmittal in accordance with its instructions, and mail or otherwise deliver it and any other required documents to us by fax at (408) 325-3985 or, by email at jobille@actionpoint.com or by mail at ActionPoint, Inc., 1299 Parkmoor Avenue, San Jose, California 95126, Attn: Jocelyn Obille, Human Resources Manager.

We are not making this offer to, and we will not accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

TABLE OF CONTENTS

                                                                             Page

      SUMMARY TERM SHEET                                                        1

      THE OFFER.                                                                6

    1 Number of Options and Excercise Price; Expiration Date                    6
    2 Purpose of the Offer                                                      7
    3 Procedures for Tendering Options                                          8
    4 Withdrawal Rights.                                                        8
    5 Acceptance of Options for Exchange and Issuance of Replacement Options    9
    6 Conditions of the Offer.                                                 10
    7 Price Range of Common Stock Underlying the Options                       12
    8 Source and Amount of Consideration; Terms of Replacement Options         12
    9 Information Concerning ActionPoint                                       14
   10 Interests of Directors and Officers; Transactions and Arrangements
      Concerning the Options                                                   14
   11 Status of Options Acquired by Us in the Offer; Accounting Consequences
      of the Offer                                                             15
   12 Legal Matters; Regulatory Approvals.                                     15
   13 Material Federal Income Tax Consequences                                 15
   14 Extension of Offer; Termination; Amendment                               16
   15 Fees and Expenses.                                                       16
   16 Additional Information                                                   17
   17 Miscellaneous                                                            18

SCHEDULE A   Summary Financial Information Concerning ActionPoint, Inc.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer and the accompanying letter of transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this offer and the letter of transmittal. We have included page references to the remainder of this offer where you can find a more complete description of the topics in this summary.

  WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

We are offering to exchange all eligible stock options to purchase our common stock for replacement options under the eligible option plans. The eligible option plans are our 1993 Stock Option/Stock Issuance Plan and our 1999 Stock Plan. (Page 6)

  WHY ARE WE MAKING THE OFFER?

Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. For this reason, we believe these options are unlikely to be exercised in the foreseeable future. We would like to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. (Page 7)

  Who is eligible?

Except for our Chief Executive Officer, any current employee of ActionPoint is eligible if he or she is a U.S. Resident with a current stock option under an eligible option plan. Non-employee members of ActionPoint's board of directors are not eligible.

  Will all the overseas employees be eligible to participate?

Overseas employees are eligible to participate. Special considerations apply to our employees located in the United Kingdom. The application of local taxation rules in the United Kingdom may have an impact upon the re-grant. (Page 16)

  WHAT ARE THE CONDITIONS TO THE OFFER?

The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of conditions, including the conditions described in Section 6. (Page 10)

  ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE REPLACEMENT OPTIONS?

To receive grants of replacement options pursuant to the offer and under the terms of the eligible option plans, you must be an employee of ActionPoint, any ActionPoint successor or one of its subsidiaries from the date you tender options through the date we grant the replacement options. As discussed below, we will grant the replacement options on the date of the first meeting of our compensation committee that will be held within ten days after the date that is six months and one day following the date we cancel the options accepted for exchange. IF YOU ARE NOT AN EMPLOYEE OF ACTIONPOINT, OUR SUCCESSOR OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE REPLACEMENT OPTIONS, YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS TENDERED IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE REPLACEMENT OPTIONS. (Pages 6, 9)

  HOW MANY REPLACEMENT OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

We will grant to you replacement options exercisable for the same number of shares of our common stock as the options you tender. Each replacement option will be granted under an eligible option plan and will be subject to the terms and conditions of the applicable eligible option plan and a replacement option agreement between you and us. The replacement option agreements will be in substantially the same form as the option agreement for the options that you surrender. (Pages 6, 12)

  WHAT WILL THE EXERCISE PRICE OF MY REPLACEMENT OPTIONS BE?

The exercise price of the replacement options will be the last reported sale price of our common stock quoted on the Nasdaq National Market on the date we grant the replacement options. Accordingly, we cannot predict the exercise price of the replacement options. The market price of our common stock was $1.99 per share on August 1, 2001. NOTE THAT BECAUSE WE WILL NOT GRANT REPLACEMENT OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, THE REPLACEMENT OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. (Page 6)

  WHEN WILL I RECEIVE MY REPLACEMENT OPTIONS?

We will grant your replacement options on the date of the first meeting of our compensation committee that will be held within ten business days after the date that is at least six months and a day after the expiration of the offer. If the offer expires on August 31, 2001, which is the scheduled expiration date of the offer, the grant date of the replacement options will be within ten business days after March 1, 2002. Note that we will require time after the grant date to make the replacement options available to you and to provide you with documentation of the grant, and thus the replacement options will not be exercisable during a "black out" period which will not exceed two weeks following the grant date.

  WHY WILL I Not RECEIVE replacement OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

We think it is important to avoid granting the replacement options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange. If we do not wait to grant the replacement options until that time, we would be required for financial reporting purposes to record compensation expense against our earnings. By deferring the grant of the replacement options for at least six months and one day, we believe we will not have to record such a compensation expense. (Page 15)

  Is this a repricing?

This is not a stock option repricing in the traditional sense. Under a traditional stock option repricing, an employee's current options would be immediately repriced and ActionPoint would incur a variable accounting charge against earnings. (Page 15)

  Why can't ACTIONPOINT just reprice my Options, as I have seen done at other companies?

In 1998, the Financial Accounting Standards Board adopted unfavorable accounting charge consequences for companies that reprice options. If we were to simply reprice options, our efforts to create a profit would be in serious jeopardy, as we would be required to take a charge against earnings on any future appreciation of the repriced options. (Page 15)

  Wouldn't it be easier just to quit ActionPoint and then get rehired?

This is not an available alternative because a rehire and resulting re-grant within six months of the option cancellation date would be treated the same as a repricing. Again, such a repricing would cause ActionPoint to incur a variable accounting charge against earnings. (Page 15)

  IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY REPLACEMENT OPTIONS?

No. Because of the accounting limitations, participants in this program are ineligible for any additional stock option grants until after the grant date for the replacement options. (Page 9)

  WHEN WILL THE REPLACEMENT OPTIONS VEST AND EXPIRE?

The vesting schedule, on a proportional basis, for all replacement options that we grant in this program will be the same as the cancelled options. Therefore, employees will neither lose nor gain vesting on a proportional basis by exchanging presently outstanding options for replacement options. (Page 12)

  WHAT WILL BE THE TERMS AND CONDITIONS OF MY REPLACEMENT OPTIONS?

Except for the black out period and the exercise price, the terms and conditions of the replacement options will be substantially the same as the cancelled options. The vesting schedule, on a proportional basis, for each replacement option will be the same as the cancelled option it replaces. Each replacement option will expire ten years after the date it is granted. (Page 12)

  What happens if ActionPoint is subject to a change in control before the replacement options are granted?

If we are a party to a change-in-control transaction before the replacement options are granted, we would require the surviving corporation to inherit our obligation to grant the replacement options. Therefore, the replacement options would still be granted on the replacement grant date, but they would be options to purchase the shares of the surviving corporation. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger. (Page 9)

  What happens if ActionPoint is subject to a change in control after the Replacement Options are granted?

Each replacement option will include the same vesting acceleration provisions, if any, as the cancelled options it replaces. Therefore, any replacement options will accelerate under the same conditions and to the same extent as your current options. (Page 9)

  DO I HAVE TO TENDER ALL OF MY OPTION GRANTS OR ANY PARTICULAR OPTION GRANTS?

If you elect to participate in this offer, all options granted to you since February 26, 2001 are required to be tendered. For example, if you elect to tender one option exercisable for any number of shares of our Common Stock granted to you before, on or after February 26, 2001, you will be required to tender any and all options granted to you after February 26, 2001, regardless of the exercise price. This requirement is necessary to avoid unfavorable accounting consequences. In addition, in no instance will you be required to tender any options granted under the eligible option plans on or prior to February 26, 2001. Inclusion of such option grants is entirely discretionary. If you have partially exercised an option grant, the remaining outstanding, unexercised options under that option grant can be tendered, but we cannot partially cancel an outstanding option grant. (Page 8)

  WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

If you exchange your current options for replacement options, you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the replacement options, you will not be required under current law to recognize income for federal income tax purposes. The grant of options is not recognized as taxable income. Special considerations apply to employees located in the United Kingdom. In the United Kingdom the application of local taxation rules may have an impact upon the re-grant. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the offer. (Page 15)

  WILL MY REPLACEMENT OPTIONS BE INCENTIVE STOCK OPTIONS OR NON-STATUTORY OPTIONS?

For United States employees, each replacement option will be an incentive stock option to the extent it qualifies under the Internal Revenue Code Section 422 if it replaces a tendered stock option that was an incentive stock option. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value does not qualify for incentive stock option treatment. To the extent the replacement options exceed the incentive stock option limitation, the remainder of the options will be treated for tax purposes as non-statutory stock options. THEREFORE, IF YOU ARE EXCHANGING MULTIPLE OPTIONS UNDER WHICH A SIGNIFICANT NUMBER OF SHARES HAVE VESTED OR WILL VEST IN THE SAME YEAR AS THE GRANT OF THE REPLACEMENT OPTIONS OR IF THE REPLACEMENT OPTIONS HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS, THEN A PORTION OF THE REPLACEMENT OPTIONS MAY EXCEED THE LIMITS FOR INCENTIVE STOCK OPTIONS. Replacement options granted to Non-United States employees will be non-statutory stock options, as will replacement options granted to United States employees whose cancelled options were entirely granted as non-statutory stock options. (Page 13)

  WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

The offer expires on August 31, 2001, at 9:00 p.m., Pacific Time, unless we extend it.

We may, in our discretion, extend the offer at any time, but we do not presently expect to extend the offer for any period of time. If the offer is extended, we will publicly announce the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. (Page 16)

  HOW DO I TENDER MY OPTIONS?

If you decide to tender any of your options, you must deliver, before 9:00 p.m., Pacific Time, on August 31, 2001, a properly completed and duly executed letter of transmittal in the form provided to you and any other documents required by the letter of transmittal to ActionPoint, Inc., 1299 Parkmoor Avenue, San Jose, California 95126, Attn.: Jocelyn Obille, by fax at (408) 325-3985, or by email at jobille@actionpoint.com

If we extend the offer beyond that time, you must deliver these documents before the extended expiration of the offer.

We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (Page 8)

  If I participate, what will happen to my current Options?

Options designated to be exchanged under this program will be cancelled immediately after 9:00 p.m., Pacific Time, on August 31, 2001, unless the offer is extended or cancelled. (Page 15)

  What will happen if I do not turn in my form by the deadline?

If you do not turn in your election form by the deadline, then you will not participate in the option exchange, and all stock options currently held by you will remain intact at their original price and on their original terms. (Page 8)

  DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

You may withdraw your tendered options at any time before 9:00 p.m., Pacific Time, on August 31, 2001. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Page 8)

  WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You need to decide independently whether to tender options. Our Chief Executive Officer and non- employee directors are not eligible to participate in the offer. (Pages 7, 8)

  WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should contact:

Jocelyn Obille

Human Resources Manager

ActionPoint, Inc.,

1299 Parkmoor Avenue

San Jose, California 95126

(telephone: (408) 325-3800)

(facsimile: (408) 325-3985)

(e-mail:jobille@actionpoint.com

THE OFFER

1. NUMBER OF OPTIONS AND EXERCISE PRICE; EXPIRATION DATE.

Upon the terms and subject to the conditions of the offer, we will exchange replacement options to purchase our common stock for all eligible options under our eligible option plans that are properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below. The eligible option plans are our 1993 Stock Option/Stock Issuance Plan and our 1999 Stock Plan. The eligible options are all outstanding options issued under our eligible option plans that are held by our employees. If you choose to participate in the tender, any options granted to you since February 26, 2001 are required to be tendered, regardless of their exercise price.

If your options are properly tendered and accepted for exchange, we will grant to you replacement options on the date of the first meeting of our compensation committee that will be held within ten business days after the date that is at least six months and a day after the expiration of the offer. The replacement options will be exercisable for the same number of shares of our common stock as the options that you tender. The number of replacement options issued to you will be equitably adjusted in the event of any stock split, stock dividend or similar event.

As of June 30, 2001, options to purchase 3,044,595 shares of our common stock were issued and outstanding under the eligible option plans. Of these options, options to purchase 1,900,564 shares of common stock are eligible to be exchanged in the offer. The shares of common stock issuable upon exercise of options that may be tendered in connection with the offer represent approximately 60% of the shares of common stock issuable upon exercise of all options outstanding under the eligible option plans as of June 30, 2001.

IF YOU ARE NOT AN EMPLOYEE OF ACTIONPOINT, OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE REPLACEMENT OPTIONS, YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE REPLACEMENT OPTIONS.

The term "expiration date" means 9:00 p.m., Pacific Time, on August 31, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the offer.

If we decide to take any of the following actions, then we will publish notice of such action:

(a) increase or decrease the amount of consideration offered for the options;

(b) decrease the number of options eligible to be tendered in the offer; or

    increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

If we take any of the three aforementioned actions and the offer is scheduled to expire at any time earlier than ten business days from, and including, the date that notice of the applicable action is first published, sent or given in the manner specified, we will also extend the offer so that it will expire ten business days after the date of such notice.

For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

2. PURPOSE OF THE OFFER.

We issued the options outstanding under the eligible option plans for the following purposes:

    to provide our employees an opportunity to acquire or increase a proprietary interest in ActionPoint, thereby creating a stronger incentive to expend maximum effort for our growth and success; and

    to encourage our employees to continue their employment with us.

Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are therefore not providing the opportunity and incentive we desire to provide and are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for replacement options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide you with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for you and thereby maximize stockholder value. WE HOPE THAT THIS PROGRAM WILL CORRECT THE CURRENT UNDERWATER OPTIONS ISSUE, BUT IT IS NOT GUARANTEED TO DO SO CONSIDERING THE EVER-PRESENT RISKS ASSOCIATED WITH A VOLATILE AND UNPREDICTABLE STOCK MARKET.

Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us;

(b) any purchase, sale or transfer of a material amount of our assets;

(c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment other than the possibility of electing Stephen Francis as a director and replacing two directors who have expressed a desire to pursue other activities;

(e) any other material change in our corporate structure or business;

(f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

(g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

(h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

(i) the acquisition by any person of additional securities of the subject company, or the disposition of securities of the subject company, other than the acquisition of our common stock pursuant to the exercise of options by our employees or the grant of options to our employees in the ordinary course of business; or

(i) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to tender your options for exchange.

3. PROCEDURES FOR TENDERING OPTIONS.

Proper Tender of Options. To validly tender your options pursuant to the offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents by fax at (408) 325- 3985 or, by email at jobille@actionpoint.com or by post at 1299 Parkmoor Avenue, San Jose, CA 95126, Attn: Jocelyn Obille, Human Resources Manager, before the expiration date.

If you do not turn in your letter of transmittal by the expiration date of the offer, then you will not participate in the option exchange, and all stock options currently held by you will remain intact at their original price and on their original terms.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURE YOUR PACKAGE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly any timely tendered options which are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular option or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4. WITHDRAWAL RIGHTS.

You may only withdraw your tendered options in accordance with the provisions of this Section 4.

You may withdraw your tendered options at any time before 9:00 p.m., Pacific Time, on August 31, 2001. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the offer expires.

To validly withdraw tendered options, an option holder must deliver to us at the address set forth on the back cover of this offering document a written notice of withdrawal, or a facsimile thereof, with the required information, while the option holder still has the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the grant date, the exercise price, and the total number of option shares subject to each option to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3.

Neither ActionPoint nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND Issuance OF REPLACEMENT OPTIONS.

Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If your options are properly tendered and accepted for exchange by August 31, 2001 and the expiration date for the offer is not extended we will grant to you replacement options on the date of the first meeting of our compensation committee that will be held within ten business days after the date that is at least six months and a day after the expiration of the offer. If the expiration date is not extended, we will grant the replacement options within ten business days of March 1, 2002. If we extend the expiration date for the offer, the grant date for the replacement options will be adjusted accordingly.

If we accept the options you tender in the offer, you will be ineligible until after the replacement option grant date for any additional stock option grants, in order for us to avoid incurring any compensation expense against our earnings that would otherwise result because of accounting rules that could apply to these additional stock option grants as a result of the offer.

Your replacement options will entitle you to purchase the same number of shares of our common stock as the options you elect to tender, subject to adjustments for any stock splits, stock dividends, and similar events.

IF YOU ARE NOT AN EMPLOYEE OF ACTIONPOINT OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE DATE WE GRANT THE REPLACEMENT OPTIONS, YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE REPLACEMENT OPTIONS. Therefore, if you leave ActionPoint or one of its subsidiaries voluntarily, involuntarily, or for any other reason before your replacement option is granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the grant that would have been issued on the replacement grant date.

If we are a party to a change in control transaction before the replacement options are granted, we would require the surviving corporation to inherit our obligation to grant replacement options. The replacement options would still be granted on the replacement grant date, but they would be options to purchase the shares of the surviving corporation. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger. The vesting schedule of the replacement options would give you the benefit of the acceleration provisions of your existing ActionPoint options.

For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. If you tender options properly, promptly after we receive tendered options for exchange, we will send you an email confirming receipt thereof and indicating the expected grant date of the replacement options.

6. CONDITIONS OF THE OFFER.

Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after August 3, 2001 and prior to the expiration date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

(a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of replacement options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of ActionPoint or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

(b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(1) make the acceptance for exchange of, or issuance of replacement options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

(2) delay or restrict our ability, or render us unable, to accept for exchange, or issue replacement options for, some or all of the tendered options;

(3) materially impair the contemplated benefits of the offer to us; or

(4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of ActionPoint or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

(c) there shall have occurred:

(1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the- counter market;

(2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(3) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

(5) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of ActionPoint or our subsidiaries or on the trading in our common stock;

(6) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of ActionPoint or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

(7) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

(8) any decline in the Nasdaq Composite Index by an amount in excess of 10% measured during any time period after the close of business on August 2, 2001;

    there shall have occurred any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

    a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

    any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any replacement group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before August 2, 2001;

    any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before August 2, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

    any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

(f) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of ActionPoint or our subsidiaries that, in our reasonable judgment, is or may be material to ActionPoint or our subsidiaries.

The conditions to the offer are for the benefit of ActionPoint. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

7. PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

Our common stock is quoted on the Nasdaq National Market under the symbol "ACTP." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as quoted on the Nasdaq National Market during eight fiscal quarters:

    QUARTER ENDED                        HIGH         LOW
=====================================  =========  =========

September 30 (through August 2, 2001)    3.0200     1.9900
June 30, 2001                            6.2500     2.5100
March 31, 2001                           6.7500     6.7500

December 31, 2000                        5.5156     1.6250
September 30, 2000                       9.7500     3.9375
June 30, 2000                           24.5000     4.1250
March 31, 2000                          39.1250    10.7500

December 31, 1999                       19.5000     3.5625

As of August 1, 2001, the last reported sale price of our common stock, as quoted on the Nasdaq National Market, was $1.99 per share.

WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF REPLACEMENT OPTIONS.

Consideration. We will issue replacement options to purchase common stock under an eligible option plan in exchange for outstanding eligible options properly tendered and accepted for exchange by us. The replacement options to be granted to each option holder will be exercisable for the same number of shares of our common stock as the options tendered by such option holder and accepted for exchange. If we receive and accept tenders of all outstanding eligible options, we will grant replacement options to purchase up to a maximum total of 1,900,564 shares of our common stock. The common stock issuable upon exercise of the replacement options will equal approximately 44% of the total shares of our common stock outstanding as of June 30, 2001.

Terms of Replacement Options. The replacement options will be issued under an eligible option plan. We will issue one or more replacement option agreements to each option holder who has elected to exchange options in the offer. Except for the exercise price and the black out period, the terms and conditions of the replacement options will be substantially the same as the terms and conditions of the options surrendered for exchange. This includes the vesting schedule and the vesting commencement date for the replacement options, which will both remain substantially unchanged. The vesting acceleration provisions that apply in the event of a change in control will also remain unchanged for the replacement options.

The terms and conditions of your current option are set forth in the eligible option plan under which it was granted and the stock option agreement you entered into in connection with the grant. The terms and conditions of the eligible option plans are summarized in the prospectus prepared by us and previously distributed to you.

YOU MAY OBTAIN COPIES OF THESE PROSPECTUSES AND THE ELIGIBLE OPTION PLANS AS INDICATED BELOW.

Federal Income Tax Consequences of Options.

For United States employees, each replacement option will be an incentive stock option to the extent it qualifies under the Internal Revenue Code Section 422 if it replaces a tendered stock option that was an incentive stock option. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value does not qualify for incentive stock option treatment. To the extent the replacement options exceeds the incentive stock option limitation, the remainder of the option will be treated for tax purposes as non-statutory stock options. THEREFORE, IF YOU ARE EXCHANGING MULTIPLE OPTIONS UNDER WHICH A SIGNIFICANT NUMBER OF SHARES HAVE VESTED OR WILL VEST IN THE SAME YEAR AS THE GRANT OF THE REPLACEMENT OPTIONS OR IF THE REPLACEMENT OPTIONS HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS, THEN A PORTION OF THE REPLACEMENT OPTIONS MAY EXCEED THE LIMITS FOR INCENTIVE STOCK OPTIONS. Replacement options granted to Non-United States employees will be non-statutory stock options, as will replacement options granted to United States employees whose tendered options were entirely granted as non- statutory stock options.

The federal income tax treatment for the incentive stock options and non-statutory options differs as follows:

Incentive Stock Options. The optionee recognizes no taxable income at the time of the option grant, and he or she generally recognizes no taxable income at the time the option is exercised. However, the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares generally is includable in alternative minimum taxable income. The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise made subject to disposition.

For federal tax purposes, dispositions are divided into two categories: qualifying and disqualifying. The optionee will make a qualifying disposition of the purchased shares if the sale or other disposition of the shares is made after the optionee has held the shares for more than two years after the grant date of the option and more than one year after the exercise date. If the optionee fails to satisfy either of these two holding periods prior to the sale or other disposition of the purchased shares, then a disqualifying disposition will result.

Upon a qualifying disposition of the shares, the optionee will recognize long-term capital gain in an amount equal to the excess of (a) the amount realized upon the sale or other disposition of the purchased shares over (b) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (a) the fair market value of those shares on the date the option was exercised over (b) the exercise price paid for the shares will be taxable as ordinary income. Any additional gain recognized upon the disposition will be a capital gain.

If the optionee makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction for the taxable year in which the disposition occurs equal to the excess of (a) the fair market value of the shares on the date the option was exercised over (b) the exercise price paid for the shares. In no other instance will we be allowed a deduction with respect to the optionee's disposition of the purchased shares.

Non-statutory Stock Options. No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will, in general, recognize ordinary income in the year in which the option is exercised. The amount of ordinary income is equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. The optionee will be required to satisfy the tax withholding requirements applicable to such income.

We will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. The deduction will in general be allowed for the taxable year of ActionPoint in which the ordinary income is recognized by the optionee.

Our statements in this offer concerning the eligible option plans and the replacement options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the eligible option plans and the form of option agreement under the eligible option plans. Please contact us at 1299 Parkmoor Avenue, San Jose, CA 95126, Attn: Jocelyn Obille, Human Resources Manager (telephone: (408) 325-3800), to receive a copy of an eligible option plan and the form of option agreement thereunder. We will promptly furnish you copies of these documents at our expense.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

9. INFORMATION CONCERNING ACTIONPOINT

ActionPoint develops, markets and services information capture software. Information capture solutions enable organizations to collect, organize and input paper and fax-based information into their installed computing systems, providing a critical bridge between the paper world and the digital world. The result is improved customer satisfaction, increased productivity and cost control. Our customers have traditionally been large global 1000 businesses and governmental agencies. Our main product line serves the electronic documentation needs of entities that use computers to facilitate business activities. This InputAccel family of products provides information capture capabilities, which means that it automates the conversion of paper and fax documents into electronic format thus allowing improved operating efficiencies. Our customers use InputAccel products to convert transaction-related documents, such as order forms, claim forms, or loan applications, into an appropriate electronic format and to transport images of and information from these documents to storage on web sites, compact disks, or internal databases for subsequent search, retrieval or further processing.

Our principal executive offices are located at 1299 Parkmoor Avenue, San Jose, California 95126.

A summary of our Financial Statements is attached to this offer as Schedule A. See "Additional Information" beginning on page 19 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements and unaudited financial data about ActionPoint.

10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

Our directors who are also employees and our executive officers other than our Chief Executive Officer are eligible to tender their options on the same terms and conditions as our other employees. Our non- employee directors are not eligible to tender options for exchange under the offer.

A list of our directors and executive officers and the number of shares beneficially owned by each of them is included in our definitive proxy statement for our 2001 annual meeting, filed with the SEC on April 30, 2001 and incorporated herein by reference. See "Additional Information" beginning on page 19 for instructions on how you can obtain copies of our SEC filings. As of March 31, 2001, our executive officers and non-employee directors as a group beneficially owned options outstanding under eligible option plans to purchase a total of 2,021,831 shares of our common stock, which then represented approximately 35% of the shares subject to all options outstanding under the eligible plans as of that date. Since March 31, 2001, Stephen Francis has received an option grant to purchase 200,000 shares of common stock at $2.75 per share and each non-employee director (Messrs. Crawford, Silver, and Tompkins) has received a grant to purchase 2,500 shares at an exercise price $2.63 per share.

Except as otherwise described above and other than ordinary course purchases under the ActionPoint, Inc. Employee Stock Purchase Plan and ordinary course grants of stock options to employees who are not executive officers or executive officers who have since terminated employment, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by ActionPoint or, to our knowledge, by any executive officer, director, affiliate or subsidiary of ActionPoint.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER

All options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of replacement options under the eligible option plans and for issuance upon the exercise of such replacement options. To the extent such shares are not fully reserved for issuance upon exercise of the replacement options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

We believe that ActionPoint will not incur any compensation expense solely as a result of the transactions contemplated by the offer because:

    we will not grant any replacement options until at least six months and one day after the date that we accept and cancel options tendered for exchange; and

    the exercise price of all replacement options will equal the market value of the common stock on the date we grant the replacement options.

If we were to grant any options to any option holder before the scheduled replacement grant date, our grant of those options to the electing option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder's option shares elected for exchange. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a variable accounting charge to our earnings over the period when the newly granted options are outstanding. We would have to adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the newly granted options.

12. LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of replacement options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue replacement options for tendered options is subject to conditions, including the conditions described in Section 6.

13. MATERIAL INCOME TAX CONSEQUENCES.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

U.S. Federal Income Tax Consequences. The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

The option holders who exchange outstanding options for replacement options should not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

At the dates of grant of replacement options, the option holders will not be required to recognize additional income for federal income tax purposes. The grant of options is not recognized as taxable income.

Tax Considerations for Employees in the United Kingdom. Special tax considerations apply to our employees located in the United Kingdom. In particular, for employees in the United Kingdom, which has adopted news law governing the exercise of stock options awarded after April 5, 1999, the grant of the replacement option will be subject to the execution of a joint election between you and ActionPoint or any subsidiary of ActionPoint to provide for the shifting of any Secondary Class 1 National Insurance Contribution liability in connection with the exercise, assignment, release, or cancellation of the option from ActionPoint and/or any subsidiary to you. This tax is currently set at 11.9% of the difference between the exercise price and the fair market value of the stock at the time of exercise. By accepting the replacement option, to the extent allowable by applicable law, you will be consenting to and agreeing to satisfy any liability that ActionPoint and/or any subsidiary realizes with respect to Secondary Class 1 National Insurance Contribution payments required to be paid by ActionPoint and/or any subsidiary in connection with the exercise, assignment, release, or cancellation of the option. In addition, if you accept the replacement option, you will be authorizing ActionPoint or the subsidiary to withhold any such Secondary Class 1 National Insurance Contributions from the payroll at any time or from the sale of a sufficient number of Shares upon exercise, assignment, release, or cancellation of the option. In the alternative, you agree to make payment on demand for such contributions to ActionPoint or any subsidiary that will remit such contributions to the Inland Revenue. If additional consents and/or any elections are required to accomplish the foregoing shifting of liability, you agree to provide them promptly upon request. If you do not enter into the joint election described above at the same time that you accept the replacement option, or if the joint election is revoked at any time by the Inland Revenue, ActionPoint will have the right to cancel the replacement option without further liability.

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Notwithstanding the foregoing, we will pay the consideration offered or return the options tendered for exchange promptly after termination or withdrawal of an offer.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to Business Wire.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the offer following a material change in the term of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will notify you of such action:

(a) increase or decrease the amount of consideration offered for the options;

(b) decrease the number of options eligible to be tendered in the offer; or

    increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

If we take any of the three aforementioned actions and the offer is scheduled to expire at any time earlier than ten business days from, and including, the date that notice of the applicable action is first published, sent or given in the manner specified, we will also extend the offer so that it will expire ten business days after the date of such notice.

15. FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

16. ADDITIONAL INFORMATION.

We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer is a part. This offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before deciding on whether to tender your options:

    our current report on Form 8-K for events occurring May 17, 2001 and June 4, 2001 as filed with the SEC on June 4, 2001 and June 15, 2001, respectively.

    our annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001, including the information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2001 annual meeting of stockholders, filed with the SEC on April 30, 2001;

3. our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2001, filed with the SEC on May 10, 2001;

4. our Form S-8 (registering shares to be issued under the ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan and 1999 Stock Plan ) filed with the SEC on July 10, 2000; and

    the description of our common stock included in our registration statement on Form 8-A (file No. 0-22292) filed with the SEC on September 7, 1993.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

450 Fifth Street, N.W. 7 World Trade Center 500 West Madison Street

Room 1024 Suite 1300 Suite 1400

Washington, D.C. 20549 New York, New York 10048 Chicago, Illinois 60661

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

Our common stock is quoted on the Nasdaq National Market under the symbol "ACTP," and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations

1735 K Street, N.W.

Washington, D.C. 20006

We will also provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you including exhibits to those documents that are specifically incorporated by reference into our Schedule TO filing but not any other exhibits to those documents. Requests should be directed or by telephoning us at (408) 325-3800 between the hours of 9:00 a.m. and 5:00 p.m., Pacific Time, or by mail at:

ActionPoint, Inc.

Attention: Investor Relations

1299 Parkmoor Avenue

San Jose, California 95126

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer, you should rely on the statements made in the most recent document.

The information contained in this offer about ActionPoint should be read together with the information contained in the documents to which we have referred you.

17. MISCELLANEOUS.

Our SEC reports referred to above include "forward- looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. When used in our SEC reports the words "anticipate," "believe," "estimate," expect," "intend" and "plan" as they relate to ActionPoint, Inc. or our management are intended to identify these forward-looking statements. All statements by us in our SEC reports regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents filed by ActionPoint with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed on April 2, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include our limited operating history, history of losses and market change, and risks related to future growth and rapid expansion. Other important risks include: a lengthy sales cycle, the rate of technological change, customer concentration, failure to achieve market acceptance of our products, dependence of certain products for substantial portion of our revenues, general economic and business conditions, competition, adverse regulatory or legislative changes, and other factors beyond our control. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

ActionPoint, Inc.

August 3, 2001

SCHEDULE A

SUMMARY FINANCIAL INFORMATION CONCERNING ACTIONPOINT, INC.

Set forth below is a selected summary of our financial information. The selected historical statements of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 1999 and 2000 have been derived from our audited, consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000. The selected historical statements of operations data for the three months ended March 31, 2000 and 2001 and the selected historical balance sheet data as of March 31, 2000 and 2001 have been prepared internally and are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share amounts.

                                      Year Ended December 31,
                                                                 Three Months Ended
                                          2000         1999       March 31, 2001
                                      =========    =========    ===================
Consolidated Statements                                            (unaudited)
of Operations Data:

Net Revenues                           $25,042      $22,178                 $6,595

Gross Profit                            20,621       18,964                  5,566

Operating loss                          (8,353)        (848)                  (350)
Net loss                                (8,758)        (141)                  (315)
Diluted loss per share                  ($2.09)      ($0.03)                ($0.07)

Shares used in per share
calculations                             4,190        4,370                  4,275

Consolidated Balance
Sheet Data

Working Capital                         $4,960      $13,863                 $4,786
Total assets                            17,801       23,178                 15,590
Stockholders' equity                     9,922       17,378                  9,614

The information set forth in the documents listed in Item 14(a)1 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and Item 1 of Part 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 is incorporated herein by reference and may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in the Offer to Exchange under "Additional Information."

Our earnings available for fixed charges of $(8.758) million were inadequate to cover our fixed charges of $0.4 million for the fiscal year ended December 31, 2000. Our earnings available for fixed charges of $(0.2) million were adequate to cover our fixed charges of $0.4 million for the year ended December 31, 1999. Our earnings available for fixed charges of $(0.3) million were inadequate to cover our fixed charges of $0.1 million for the three months ended March 31, 2001. Our book value per share was $2.36 as of December 31, 2000.

OFFER TO EXCHANGE

ALL OUTSTANDING OPTIONS

UNDER THE ACTIONPOINT, INC. 1993 STOCK OPTION/STOCK ISSUANCE

PLAN AND ACTIONPOINT, INC. 1999 STOCK PLAN

OF

ACTIONPOINT, INC.

Any questions or requests for assistance or additional copies of any documents referred to in the offer may be directed to Jocelyn Obille, Human Resources Manager, at ActionPoint, Inc., 1299 Parkmoor Avenue, San Jose, California 95126 (telephone: (408) 325-3800) (facsimile: (408) 325-3985).

August 3, 2001

Exhibit (a)(2)

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

TO TENDER OPTIONS TO PURCHASE SHARES OF COMMON STOCK

IN EXCHANGE FOR REPLACEMENT OPTIONS

UNDER THE ACTIONPOINT, INC. 1993 STOCK OPTION/STOCK ISSUANCE PLAN AND THE ACTIONPOINT, INC. 1999 STOCK PLAN

PURSUANT TO THE OFFER TO EXCHANGE DATED AUGUST 3, 2001

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT

9:00 P.M., PACIFIC TIME, ON AUGUST 31, 2001,

UNLESS THE OFFER IS EXTENDED.

Participation Instructions:

1. Complete this form, sign it, and deliver it to Jocelyn Obille, Human Resources Manager, at ActionPoint, Inc., 1299 Parkmoor Avenue, San Jose, California 95126 (telephone: (408) 325-3800) (facsimile: (408) 325-3985) as soon as possible, but in any event, before 9:00 p.m. Pacific Time on August 31, 2001.

2. Ensure that you receive email confirmation of receipt within 3 business days.

Name of Optionee: _______________________

Country Where Employed: _______________________

Social Security Number: _____-____-______ (U.S. employees only)

I have received and read the email message from Steve Francis dated August 3, 2001, as well as the "Offer to Exchange All Outstanding Options Under Eligible Option Plans," (the "Offer to Exchange"). I understand that I may tender any eligible options, but that if I tender any options, I must tender all options that were granted to me on or after February 26, 2001 under the eligible option plans. In return, after ActionPoint has accepted and cancelled my tendered options, ActionPoint will grant me the same number of replacement options on the date of the first meeting of the compensation committee of the ActionPoint Board of Directors held within ten days after the date that is six months and one day following the date my tendered options are accepted for exchange and cancelled, which will be within ten days of March 1, 2002 (the "replacement grant date"). I understand the following:

  I must be employed from the date my tendered options are cancelled until the replacement grant date to receive any replacement options.
  The exercise price of the replacement options will be equal to the closing sales price of ActionPoint stock on such date.
  The common stock underlying the replacement options will vest on the same schedule as the cancelled options.
  The replacement options will be blacked out for two weeks following the replacement grant date.
  Except for the exercise price and black-out provision, all of the terms of the replacement options will be substantially the same as the terms of the options being cancelled.

  I will not be eligible to receive any other options until the replacement grant date.

  Under certain circumstances set forth in the Offer to Exchange, ActionPoint may terminate or amend the offer and postpone its acceptance and cancellation of any options elected for exchange. In any such event, I understand that the options delivered herewith but not accepted for exchange will be returned to me.

I hereby give up my entire ownership interest in the options listed below, and I understand that they will become null and void on the date ActionPoint accepts my options for exchange. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date ActionPoint accepts my options for exchange.

I hereby make the following election(s) with regard to my eligible option grants:

A. Options Granted After February 26, 2001

I hereby elect to cancel all outstanding options granted after February 26, 2001. (Note: If you wish to tender any options granted after February 26, 2001, you must tender all other options granted after February 26, 2001)

B. Options Granted On or After February 26, 2001, PLUS Options Granted Before February 26, 2001

I hereby elect to cancel all outstanding options granted after February 26, 2001, and in addition I hereby elect to cancel the following outstanding options granted on or before February 26, 2001. (Note: If you wish to tender any options granted on or before February 26, 2001, you must also tender all options granted after February 26, 2001):

If you need additional space, you can make a copy of this page.

  Option Granted on _______________ ____, ________ for ____________ shares of common stock.

  Option Granted on _______________ ____, ________ for ____________ shares of common stock.

  Option Granted on _______________ ____, ________ for ____________ shares of common stock.

  Option Granted on _______________ ____, ________ for ____________ shares of common stock.

  Option Granted on _______________ ____, ________ for ____________ shares of common stock.

Optionee's Signature: ________________________________________

Date: _________________, 2001

Exhibit (a)(3)

Form of letter to eligible option holders

[LOGO OF ACTIONPOINT, INC.]

1299 Parkmoor Avenue

San Jose, CA 95126

August 3, 2001

Dear ActionPoint option holder:

As you know, the Board has approved a stock option exchange program. This voluntary program allows employees other than our Chief Executive Officer to tender existing options to be cancelled and exchanged for replacement options that will be granted approximately six months following the date of cancellation. Each of the replacement grants will have the same vesting schedule as the original grant it replaces. We have included with this letter the following materials:

    a detailed description of the offer entitled Offer to Exchange All Outstanding Options Under Eligible Option Plans, and

    a Letter of Transmittal that you will need to complete and return to us.

You should read the information provided and consider your decision carefully.

If you wish to participate in this program, your Letter of Transmittal must be received by Jocelyn Obille, Human Resources Manager, by 9:00 p.m., Pacific Time, on August 31, 2001. If you have any questions about the offer after reading the enclosed materials, you can call Jocelyn Obille at (408) 325-3800.

Sincerely,

/s/ Stephen Francis

Stephen Francis

President and Chief Executive Officer

Exhibit (a)(4)

Form of e-mail letter to all ActionPoint Employees

From: Stephen Francis

Date: August 3, 2001

To: All ActionPoint Employees

Subject: Announcement of Offer to Exchange All Outstanding

Options Under Eligible Stock Option Plans

Due to today's difficult market conditions, many of our employees hold stock options with an exercise price that significantly exceeds the market price of our common stock. Because our Board of Directors recognizes that our option plans may not currently be providing performance incentives for its valued employees, the Board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, I am happy to announce that ActionPoint will offer to exchange your outstanding options under our 1993 Stock Option/Stock Issuance Plan and our 1999 Stock Plan for replacement options we will grant under the eligible option plans.

This offer is being made under the terms and subject to the conditions of an Offer to Exchange and related documents that we will deliver to our employees who have been identified as eligible to participate in this program.

A copy of the following will be delivered to you:

    a letter regarding the option exchange program,

    a detailed description of the offer entitled Offer to Exchange All Outstanding Options Under Eligible Option Plans, and

    a Letter of Transmittal that you will need to complete and return to us.

You will note that the terms of the offer described in these materials are different from the program we described at our employee meeting on July 16, 2001. Upon further review by our outside accountants at PricewaterhouseCoopers it was determined that the original program would give rise to unacceptable accounting consequences for us. Fortunately, the program our Board of Directors ultimately adopted is simpler than the originally proposed program. Instead of having to wait until the grant of the replacement options to know how many options you will receive, under the new program you will receive replacement options for the same number of shares as the option you tender. Also, instead of exchanging your current options for both interim options to last six months and replacement options to be granted thereafter, under the new program participants can exchange current options for replacement options to be issued approximately six months after the current options are cancelled. Other changes in the program have been made and you should disregard the information previously presented. To understand the terms and conditions of the program we ultimately adopted, please review carefully the materials you will receive in the next day or so.

If you do not receive the materials listed above and you are a holder of options under either of the aforementioned stock option plans, or if you have questions regarding the offer after you receive your documents by mail, please contact Jocelyn Obille, Human Resources Manager by email at jobille@actionpoint.com, by telephone at (408) 325-3800, or by mail at ActionPoint, Inc., 1299 Parkmoor Avenue, San Jose, California 95126, Attn: Jocelyn Obille, Human Resources Manager.

Stephen Francis

Exhibit (a)(7)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                      Year Ended December 31,
                                                                 Three Months Ended
                                          2000         1999       March 31, 2001
                                      =========    =========    ===================

Earnings                                                           (unaudited)
   Income (loss) before income         ($8,758)       ($217)                 ($315)
    taxes and fixed charges
   Add:  Fixed charges                     423          403                    105
                                      ---------    ---------    -------------------
   TOTAL LOSS                           (8,335)         186                   (210)

Fixed Charges:
   Interest portion of rent expense        423          403                    105
                                      ---------    ---------    -------------------
   TOTAL FIXED CHARGES                     423          403                    105

  *Ratio of losses to fixed charges     (19.70)        0.46                  (2.00)

* Ratio coverage is less than 1:1. The Company would need to generate additional earnings of $8.8 million, $.2 million, and $.3 million to achieve a coverage ratio of 1:1 for the years ended December 31, 2000 and 1999 and the three month period ended March 31, 2001.

Exhibit (a)(8)

Form of e-mail confirmation of receipt of Letter of Transmittal

From: Jocelyn Obille

Date: _____________, 2001

To: [name of ActionPoint employee]

Subject: Options Tendered for Exchange

This message is being sent to confirm that we have received your Letter of Transmittal electing to tender options for exchange pursuant to the offer to exchange dated August 3, 2001.

Unless you withdraw your tender in accordance with the offer before the expiration of the offer at 9:00 p.m. Pacific Time on August 31, 2001, we may accept and cancel those options that you have tendered at that time in accordance with the terms of the offer.

If we accept and cancel the options that you tender, the Compensation Committee will grant and price the replacement options within ten business days after March 1, 2002. The grant of the replacement options is subject to your continued employment and other terms of the offer.

The expiration date for the offer and the grant date for the replacement options may be revised if the offer is amended and for other reasons as explained in the materials delivered to you. You will be notified of any such extension. If you have any questions about this message, if you do not know what options you elected to exchange, if you wish to withdraw your tender of options pursuant to the offer, or if you did not intend to submit this letter of transmittal, please contact me.

Remember, your tender may not be withdrawn after August 31, 2001 unless the expiration date for the offer is extended.

Thank you,

Jocelyn Obille

Human Resources Manager

Exhibit (a)(9)

Slide Presentation to Employees

The following slides were presented to the ActionPoint employees at a company meeting on July 16, 2001 to introduce them to a program to provide them with an opportunity to exchange their outstanding options for replacement options. This presentation was made before ActionPoint's outside accountants determined that substantial changes to the option exchange program were needed. At the meeting, the employees were informed that the option exchange will only be made pursuant to a written tender offer statement that will be filed with the Securities and Exchange Commission and provided to them.

PLEASE NOTE: ActionPoint's Option Exchange Program was revised after this slide presetation was made and these slides no longer provide an accurate summary of the option exchange program that is being implemented and is described in other materials THAT HAVE BEEN provided to ActionPoint's option holders.

Slide 1: Company Meeting July 16, 2001

Slide 2: Stock Option Repricing

Basics of Stock Options

Goals of Repricing

Our (Complicated) Program.

Slide 3: Basics of Stock Options

Granted an opportunity to buy ACTP stock at "today's" price

Provides motivations

Deliver value to increase share price

Stay with ActionPoint as the option "vests"

Buy ("exercise") timing: "in the money"

Sell decision: at exercise or later.

Slide 4: Timing Is Everything

[Graph showing: the relationship between certain current stock option exercise prices and (1) the market price of the stock of the company over the last two years and (2) the corresponding trading volume of the stock over the last two years].

Slide 5: Repricing

Options with prices too high don't motivate

Law changes make repricing unattractive

So many options outstanding that we can't "just grant more"

Program to:

Reduce option prices

Stay within the repricing requirements to avoid bad accounting effects

Reduce number of options where appropriate.

Slide 6: Our Program

Who: All regular employees except CEO

Entirely optional (argh!)

Any entire option grant

Late August start date.

Slide 7: Our Program

1st: Turn in one or more option grants

2nd: Receive an immediate "interim option"

3rd: In six months receive a "replacement option".

Slide 8: Interim Option

Granted on program start date (Aug)

Price is market price plus $2

Vests in 4 months

Terminates in 6 months

# Shares is half what you turn in.

Slide 9: Interim Option

Goals:

Protect from substantial price increases

Protect if company acquired

Unlikely to impact company financials.

Example

Sally has an option for 1,000 shares at $8 and elects to participate. Market price on the day she surrenders is $2.90. Sally receives an interim option for 500 shares at $4.90.

Slide 10: Replacement Option

Granted six-months-and-a-day after the program start date (Feb)

Price is market price at that time

Vesting/termination continue on same schedule as grant(s) turned in

# Shares depends on "advantage"

Slide 11: Replacement Option Advantage

Advantage

The advantage is the difference between the price of the "turned in" option and the price of the replacement option. The advantage determines the # of shares:

Advantage # Shares

>$10 50%

$5-$10 70%

$1-$5 85%

<$1 100%

Slide 12: Replacement Option

Goals:

Provide an ongoing option at a lower price

Maintain fairness by reducing # of shares.

Example

Market price is $4.25 at six months. Sally (1,000 shares at $8) gets a new option of 850 shares ($3.75 advantage) at $4.25.

Slide 13: Repricing Options - Details

Participation requires turning in any options received in the last 5 months

What if you leave the company in the next six months?

Slide 14: Repricing Options - Participate

Where will the stock price be at in 6 months?

Where will the stock price be when you sell?

We don't expect people with options below $5 to participate.

In all cases it is your decision

We will schedule an additional information session after the plan is formally presented.

Slide 15: Repricing Options - Participate

Tools to help: Excel spreadsheet.

[A depiction of an excel spreadsheet that can perform calculations based on inputs provided by an ActionPoint option holder using the spreadsheet which will assist the ActionPoint option holders in determining whether to tender their options].

Slide 16: Repricing Options - Participate (iii):

[Graph showing: a comparison between the option value of the current options and the option value of replacement options under the terms of the exchange offer based on a range of anticipated market prices for the common stock six months and a day from the expiration date of the exchange offer].

Slide 17: Repricing Options - Participate (iv):

[Graph showing: varying amounts of possible net gain from a sale of shares issued pursuant to options based on a range of anticipated market prices for the common stock at final sale and based on a range of anticipated market prices for the common stock six months and a day from the expiration date of the offer].

Exhibit (d)(1)

ACTIONPOINT, INC.

1993 STOCK OPTION/STOCK ISSUANCE PLAN

(Amended and Restated as of March 7, 2000)

ARTICLE ONE

GENERAL

    PURPOSE OF THE PLAN

      This 1993 Stock Option/Stock Issuance Plan ("Plan") is intended to promote the interests of Actionpoint, Inc., a Delaware corporation (the "Corporation"), by providing eligible individuals with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Corporation as an incentive for them to remain in the service of the Corporation (or its parent or subsidiary corporations).

      The Plan became effective on September 8, 1993, the first date on which the shares of the Corporation's common stock were registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Such date is hereby designated as the IPO Effective Date.

      This Plan serves as the successor to the Corporation's existing Employee Stock Option Plan and Key Employee Stock Purchase Plan (the "Predecessor Plans"), and no further option grants or share issuances shall be made under the Predecessor Plans from and after the IPO Effective Date. All outstanding stock options and unvested share issuances under the Predecessor Plans on the IPO Effective Date are hereby incorporated into this Plan and shall accordingly be treated as outstanding stock options and unvested share issuances under this Plan. However, each outstanding option grant and unvested share issuance so incorporated shall continue to be governed solely by the express terms and conditions of the instrument evidencing such grant or issuance, and no provision of this Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of such incorporated options with respect to their acquisition of shares of the Corporation's common stock thereunder. All unvested shares of the Corporation's common stock outstanding under the Predecessor Plans on the IPO Effective Date shall continue to be governed solely by the express terms and conditions of the instruments evidencing such issuances, and no provision of this Plan shall be deemed to affect or modify the rights or obligations of the holders of such unvested shares.

    DEFINITIONS

    For purposes of the Plan, the following definitions shall be in effect:

        Board: the Corporation's Board of Directors.

        Code: the Internal Revenue Code of 1986, as amended.

        Common Stock: shares of the Corporation's common stock.

        Change in Control: a change in ownership or control of the Corporation effected through either of the following transactions:

          the acquisition directly or indirectly by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept; or

          a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more proxy contests for the election of Board members, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time such election or nomination was approved by the Board.

        Corporate Transaction: any of the following stockholder-approved transactions to which the Corporation is a party:

          a merger or consolidation in which the Corporation is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Corporation is incorporated, the sale, transfer or other disposition of all or substantially all of the assets of the Corporation in complete liquidation or dissolution of the Corporation, or any reverse merger in which the Corporation is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger.

        Employee: an individual who performs services while in the employ of the Corporation or one or more parent or subsidiary corporations, subject to the control and direction of the employer entity not only as to the work to be performed but also as to the manner and method of performance.

        Fair Market Value: the Fair Market Value per share of Common Stock determined in accordance with the following provisions:

          If the Common Stock is not at the time listed or admitted to trading on any national stock exchange but is traded on the Nasdaq National Market, the Fair Market Value shall be the closing price per share on the date in question, as such price is reported on the Nasdaq National Market or any successor system. If there is no reported closing price for the Common Stock on the date in question, then the closing price on the last preceding date for which such quotation exists shall be determinative of Fair Market Value.

          If the Common Stock is at the time listed or admitted to trading on any national stock exchange, then the Fair Market Value shall be the closing selling price per share on the date in question on the exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no reported sale of Common Stock on such exchange on the date in question, then the Fair Market Value shall be the closing selling price on the exchange on the last preceding date for which such quotation exists.

        Hostile Take-Over: a change in ownership of the Corporation effected through the following transaction:

          any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept, and more than fifty percent (50%) of the securities so acquired in such tender or exchange offer are accepted from holders other than the officers and directors of the Corporation subject to the short-swing profit restrictions of Section 16 of the 1934 Act.

        Optionee: a person to whom an option is granted under the Discretionary Option Grant Program or the Automatic Option Grant Program.

        Participant: a person who is issued Common Stock under the Stock Issuance Program.

        Permanent Disability or Permanently Disabled: the inability of the Optionee or the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.

        Service: the performance of services on a periodic basis to the Corporation (or any parent or subsidiary corporation) in the capacity of an Employee, a non-employee member of the Board or an independent consultant or advisor, except to the extent otherwise specifically provided in the applicable stock option agreement.

        Take-Over Price: the greater of (a) the Fair Market Value per share of Common Stock on the date the option is surrendered to the Corporation in connection with a Hostile Take-Over or (b) the highest reported price per share of Common Stock paid by the tender offeror in effecting such Hostile Take-Over. However, if the surrendered option is an Incentive Option, the Take-Over Price shall not exceed the clause (a) price per share.

      The following provisions shall be applicable in determining the parent and subsidiary corporations of the Corporation:

    Any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation shall be considered to be a parent of the Corporation, provided each such corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

    Each corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation shall be considered to be a subsidiary of the Corporation, provided each such corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

    STRUCTURE OF THE PLAN

      Stock Programs. The Plan shall be divided into three (3) separate components: the Discretionary Option Grant Program specified in Article Two, the Automatic Option Grant Program specified in Article Three and the Stock Issuance Program specified in Article Four. Under the Discretionary Option Grant Program, eligible individuals may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock in accordance with the provisions of Article Two. Under the Automatic Option Grant Program, (i) each individual who first joins the Board as a non-employee director on or after November 5, 1993 will receive an option grant at that time and (ii) each non-employee director will receive an annual option grant to purchase shares of Common Stock, both in accordance with the provisions of Article Three. Under the Stock Issuance Program, eligible individuals may be issued shares of Common Stock directly, either through the immediate purchase of such shares at a price not less than eighty-five percent (85%) of the Fair Market Value of the shares at the time of issuance or as a bonus tied to the performance of services or the Corporation's attainment of financial objectives, without any cash payment required of the recipient.

      General Provisions. Unless the context clearly indicates otherwise, the provisions of Articles One and Five shall apply to the Discretionary Option Grant Program, the Automatic Option Grant Program and the Stock Issuance Program and shall accordingly govern the interests of all individuals under the Plan.

    ADMINISTRATION OF THE PLAN

    The Plan shall be administered in accordance with the following standards:

      The Board shall appoint a committee consisting of not less than two (2) non-employee Board members to administer the Discretionary Option Grant and Stock Issuance Programs of the Plan, including (without limitation) the power to grant options under the Discretionary Option Grant Program and approve stock issuances under the Stock Issuance Program, the power to accelerate the exercisability of options granted under the Discretionary Option Grant Program and the vesting of shares issued under the Stock Issuance Program and the power to administer the option surrender provisions of the Discretionary Option Grant Program. This committee shall function as the "Primary Committee" under the Plan and shall have sole and exclusive authority to grant stock options to officers of the Corporation who are Board members. No non-employee Board member shall be eligible to serve on the Primary Committee if such individual has, within the relevant period designated below, received an option grant or direct stock issuance under this Plan or any other stock plan of the Corporation (or any parent or subsidiary corporation) other than pursuant to the Automatic Option Grant Program:

    for each of the initial members of the Primary Committee, the period commencing with the IPO Effective Date and ending with the date of his or her appointment to the Primary Committee, or for any successor or substitute member, the twelve (12)- month period immediately preceding the date of his or her appointment to the Primary Committee or (if shorter) the period commencing with the IPO Effective Date and ending with the date of his or her appointment to the Primary Committee.

      Administration of the Discretionary Option Grant and Stock Issuance Programs with respect to the officers of the Corporation who are not Board members and all other key employees eligible to participate in the Plan may, at the Board's discretion, be vested in the Primary Committee or in a secondary committee of two (2) or more Board members appointed by the Board, or the Board may retain the power to administer the Plan with respect to all individuals who are not Board members. Should a secondary committee be appointed, the membership may include Board members who are employees of the Corporation eligible to receive option grants or stock issuances under this Plan or under any other stock option, stock appreciation, stock bonus or other stock plan of the Corporation (or any parent or subsidiary corporation).

      Members of the Primary Committee or any secondary committee shall serve for such term as the Board may determine and shall be subject to removal by the Board at any time.

      The term "Plan Administrator" as used from time to time in this plan document shall mean the particular entity, whether the Primary Committee or any secondary committee, which is authorized to administer the Discretionary Option Grant and Stock Issuance Programs with respect to one or more classes of eligible individuals, to the extent such entity is carrying out its administrative functions under the Plan with respect to those individuals.

      The Plan Administrator shall have full power and authority (subject to the express provisions of the Plan) to establish rules and regulations for the proper administration of the Discretionary Option Grant and Stock Issuance Programs and to make such determinations under, and issue such interpretations of, the provisions of such programs and any outstanding option grants or stock issuances thereunder as it may deem necessary or advisable. Decisions of the Plan Administrator shall be final and binding on all parties who have an interest in the Discretionary Option Grant or Stock Issuance Programs or any outstanding option or share issuance thereunder.

      Administration of the Automatic Option Grant Program shall be self-executing in accordance with the express terms and conditions of Article Three, and the Plan Administrator shall exercise no discretionary functions with respect to option grants made pursuant to that program.

    ELIGIBILITY FOR OPTION GRANTS AND STOCK ISSUANCES

      The persons eligible to participate in the Discretionary Option Grant Program under Article Two or the Stock Issuance Program under Article Four shall be limited to the following:

            officers and other key employees of the Corporation (or its parent or subsidiary corporations) who render services which contribute to the management, growth and financial success of the Corporation (or its parent or subsidiary corporations); and

            those consultants or other independent contractors who provide valuable services to the Corporation (or its parent or subsidiary corporations).

      The non-employee members of the Board, other than members of the Primary Committee, shall be eligible to participate in the Discretionary Option Grant and Stock Issuance Programs. No member of the Primary Committee shall be eligible to participate in the Discretionary Option Grant or Stock Issuance Program or in any other stock option, stock purchase, stock bonus or other stock plan of the Corporation (or its parent or subsidiary corporations). Non-employee members of the Board, including members of the Primary Committee, shall be eligible to receive automatic option grants pursuant to the provisions of Article Three.

      The Plan Administrator shall have full authority, within the scope of its administrative functions under the Plan, to determine, (I) with respect to the option grants made under the Discretionary Option Grant Program, which eligible individuals are to receive option grants, the number of shares to be covered by each such grant, the status of the granted option as either an incentive stock option ("Incentive Option") which satisfies the requirements of Section 422 of the Code or a non-statutory option not intended to meet such requirements, the time or times at which each granted option is to become exercisable and the maximum term for which the option may remain outstanding and (II) with respect to stock issuances under the Stock Issuance Program, the number of shares to be issued to each Participant, the vesting schedule (if any) to be applicable to the issued shares, and the consideration to be paid by the individual for such shares.

    STOCK SUBJECT TO THE PLAN

      Shares of Common Stock shall be available for issuance under the Plan and shall be drawn from either the Corporation's authorized but unissued shares of Common Stock or from reacquired shares of Common Stock, including shares repurchased by the Corporation on the open market. The maximum number of shares of Common Stock that may be issued over the term of the Plan shall not exceed 3,124,852 shares, subject to adjustment from time to time in accordance with the provisions of this Section VI. In no event may any one individual participating in the Plan acquire shares of Common Stock under the Plan in excess of 500,000 shares of Common Stock in the aggregate over the term of the Plan. For purposes of this limitation, any option grants or stock awards made prior to January 1, 1996 will not be taken into account.

      Should one or more outstanding options under this Plan (including outstanding options under the Predecessor Plans incorporated into this Plan) expire or terminate for any reason prior to exercise in full (including any option cancelled in accordance with the cancellation-regrant provisions of Section IV of Article Two of the Plan), then the shares subject to the portion of each option not so exercised shall be available for subsequent option grants under the Plan. Shares subject to any option or portion thereof surrendered or cancelled in accordance with Section V of Article Two and all share issuances under the Plan (including unvested share issuances under the Predecessor Plans which have been incorporated into this Plan), whether or not the shares are subsequently repurchased by the Corporation pursuant to its repurchase rights under the Plan, shall reduce on a share-for- share basis the number of shares of Common Stock available for subsequent option grants under the Plan. In addition, should the option price of an outstanding option under the Plan (including any option incorporated from the Predecessor Plans) be paid with shares of Common Stock or should shares of Common Stock otherwise issuable under the Plan be withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the exercise of an outstanding option under the Plan or the vesting of a direct share issuance made under the Plan, then the number of shares of Common Stock available for issuance under the Plan shall be reduced by the gross number of shares for which the option is exercised or which vest under the share issuance, and not by the net number of shares of Common Stock actually issued to the holder of such option or share issuance.

      Should any change be made to the Common Stock issuable under the Plan by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration, then appropriate adjustments shall be made to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the number and/or class of securities for which automatic option grants are to be subsequently made per eligible non-employee Board member under the Automatic Option Grant Program, (iii) the number and/or class of securities and price per share in effect under each outstanding option and (iv) the number and/or class of securities and price per share in effect under each outstanding option incorporated into this Plan from the Predecessor Plans. Such adjustments to the outstanding options are to be effected in a manner which shall preclude the enlargement or dilution of rights and benefits under such options. The adjustments determined by the Primary Committee shall be final, binding and conclusive.

  ARTICLE TWO

  DISCRETIONARY OPTION GRANT PROGRAM

  TERMS AND CONDITIONS OF OPTIONS

  Options granted pursuant to the Discretionary Option Grant Program shall be authorized by action of the Plan Administrator and may, at the Plan Administrator's discretion, be either Incentive Options or non- statutory options. Individuals who are not Employees of the Corporation or its parent or subsidiary corporations may only be granted non-statutory options. Each granted option shall be evidenced by one or more instruments in the form approved by the Plan Administrator; provided, however, that each such instrument shall comply with the terms and conditions specified below. Each instrument evidencing an Incentive Option shall, in addition, be subject to the applicable provisions of Section II of this Article Two.

      Option Price.

              The option price per share shall be fixed by the Plan Administrator in accordance with the following provisions:

    The option price per share of the Common Stock subject to an Incentive Option shall in no event be less than one hundred percent (100%) of the Fair Market Value of such Common Stock on the grant date.

    The option price per share of the Common Stock subject to a non-statutory stock option shall in no event be less than eighty-five percent (85%) of the Fair Market Value of such Common Stock on the grant date.

            The option price shall become immediately due upon exercise of the option and, subject to the provisions of Section I of Article Five and the instrument evidencing the grant, shall be payable in one of the following alternative forms specified below:

    full payment in cash or check drawn to the Corporation's order;

    full payment in shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date (as such term is defined below);

    full payment in a combination of shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date and cash or check drawn to the Corporation's order; or

    full payment through a broker-dealer sale and remittance procedure pursuant to which the Optionee shall provide irrevocable written instructions to (I) a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate option price payable for the purchased shares plus all applicable Federal and state income and employment taxes required to be withheld by the Corporation in connection with such purchase and (II) to the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale transaction.

For purposes of this subparagraph (2), the Exercise Date shall be the date on which written notice of the option exercise is delivered to the Corporation. Except to the extent the sale and remittance procedure is used in connection with the exercise of the option, payment of the option price for the purchased shares must accompany such notice.

      Term and Exercise of Options. Each option granted under this Discretionary Option Grant Program shall be exercisable at such time or times and during such period as is determined by the Plan Administrator and set forth in the instrument evidencing the grant. No such option, however, shall have a maximum term in excess of ten (10) years from the grant date. During the lifetime of the Optionee, the option, together with any stock appreciation rights pertaining to such option, shall be exercisable only by the Optionee and shall not be assignable or transferable by the Optionee except for a transfer of the option effected by will or by the laws of descent and distribution following the Optionee's death.

      Termination of Service.

              The following provisions shall govern the exercise period applicable to any outstanding options held by the Optionee at the time of cessation of Service or death.

    Should an Optionee cease Service for any reason (including death or Permanent Disability) while holding one or more outstanding options under this Article Two, then none of those options shall (except to the extent otherwise provided pursuant to subparagraph C(3) below) remain exercisable for more than a thirty-six (36)-month period (or such shorter period determined by the Plan Administrator and set forth in the instrument evidencing the grant) measured from the date of such cessation of Service.

    Any option held by the Optionee under this Article Two and exercisable in whole or in part on the date of his or her death may be subsequently exercised by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. Such exercise, however, must occur prior to the earlier of (i) the first anniversary of the date of the Optionee's death or (ii) the specified expiration date of the option term. Upon the occurrence of the earlier event, the option shall terminate.

    Under no circumstances shall any such option be exercisable after the specified expiration date of the option term.

    During the applicable post-Service exercise period, the option may not be exercised in the aggregate for more than the number of shares (if any) in which the Optionee is vested at the time of his or her cessation of Service. Upon the expiration of the limited post-Service exercise period or (if earlier) upon the specified expiration date of the option term, each such option shall terminate and cease to be outstanding with respect to any vested shares for which the option has not otherwise been exercised. However, each outstanding option shall immediately terminate and cease to be outstanding, at the time of the Optionee's cessation of Service, with respect to any shares for which the option is not otherwise at that time exercisable or in which the Optionee is not otherwise vested.

    Should (i) the Optionee's Service be terminated for misconduct (including, but not limited to, any act of dishonesty, willful misconduct, fraud or embezzlement) or (ii) the Optionee make any unauthorized use or disclosure of confidential information or trade secrets of the Corporation or its parent or subsidiary corporations, then in any such event all outstanding options held by the Optionee under this Article Two shall terminate immediately and cease to be outstanding.

            The Plan Administrator shall have complete discretion, exercisable either at the time the option is granted or at any time while the option remains outstanding, to permit one or more options held by the Optionee under this Article Two to be exercised, during the limited post-Service exercise period applicable under subparagraph (1) above, not only with respect to the number of vested shares of Common Stock for which each such option is exercisable at the time of the Optionee's cessation of Service but also with respect to one or more subsequent installments of vested shares for which the option would otherwise have become exercisable had such cessation of Service not occurred.

            The Plan Administrator shall also have full power and authority to extend the period of time for which the option is to remain exercisable following the Optionee's cessation of Service (or death or Permanent Disability) from the limited period in effect under subparagraph (1) above to such greater period of time as the Plan Administrator shall deem appropriate. In no event, however, shall such option be exercisable after the specified expiration date of the option term.

      Stockholder Rights. An Optionee shall have no stockholder rights with respect to any shares covered by the option until such individual shall have exercised the option and paid the option price for the purchased shares.

      Repurchase Rights.

        The shares of Common Stock acquired upon the exercise of any Article Two option grant may be subject to repurchase by the Corporation in accordance with the following provisions:

    The Plan Administrator shall have the discretion to authorize the issuance of unvested shares of Common Stock under this Article Two. Should the Optionee cease Service while holding such unvested shares, the Corporation shall have the right to repurchase any or all of those unvested shares at the option price paid per share. The terms and conditions upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the instrument evidencing such repurchase right.

    All of the Corporation's outstanding repurchase rights under this Article Two shall automatically terminate, and all shares subject to such terminated rights shall immediately vest in full, upon the occurrence of a Corporate Transaction.

    The Plan Administrator shall have the discretionary authority, exercisable either before or after the Optionee's cessation of Service, to cancel the Corporation's outstanding repurchase rights with respect to one or more shares purchased or purchasable by the Optionee under this Discretionary Option Grant Program and thereby accelerate the vesting of such shares in whole or in part at any time.

    INCENTIVE OPTIONS

    The terms and conditions specified below shall be applicable to all Incentive Options granted under this Article Two. Incentive Options may only be granted to individuals who are Employees of the Corporation. Options which are specifically designated as non-statutory options when issued under the Plan shall not be subject to such terms and conditions.

      Dollar Limitation. The aggregate Fair Market Value (determined as of the respective date or dates of grant) of the Common Stock for which one or more options granted to any Employee under this Plan (or any other option plan of the Corporation or its parent or subsidiary corporations) may for the first time become exercisable as incentive stock options under the Federal tax laws during any one calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the Employee holds two (2) or more such options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as incentive stock options under the Federal tax laws shall be applied on the basis of the order in which such options are granted. Should the number of shares of Common Stock for which any Incentive Option first becomes exercisable in any calendar year exceed the applicable One Hundred Thousand Dollar ($100,000) limitation, then that option may nevertheless be exercised in that calendar year for the excess number of shares as a non-statutory option under the Federal tax laws.

      10% Stockholder. If any individual to whom an Incentive Option is granted is the owner of stock (as determined under Section 424(d) of the Code) possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or any one of its parent or subsidiary corporations, then the option price per share shall not be less than one hundred and ten percent (110%) of the Fair Market Value per share of Common Stock on the grant date, and the option term shall not exceed five (5) years measured from the grant date.

    Except as modified by the preceding provisions of this Section II, the provisions of Articles One, Two and Five of the Plan shall apply to all Incentive Options granted hereunder.

    CORPORATE TRANSACTION/CHANGE IN CONTROL

      In the event of any Corporate Transaction or Change in Control, each option which is at the time outstanding under this Article Two shall automatically accelerate so that each such option shall, immediately prior to the specified effective date for the Corporate Transaction or Change in Control, respectively, become fully exercisable with respect to the total number of shares of Common Stock at the time subject to such option and may be exercised for all or any portion of such shares.

      Upon the consummation of the Corporate Transaction, all outstanding options under this Article Two shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation or its parent company. Any options accelerated in connection with the Change in Control shall remain fully exercisable until the expiration or sooner termination of the option term.

      Each outstanding option under this Article Two which is assumed in connection with the Corporate Transaction or is otherwise to continue in effect shall be appropriately adjusted, immediately after such Corporate Transaction, to apply and pertain to the number and class of securities which would have been issued to the option holder, in consummation of such Corporate Transaction, had such person exercised the option immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the option price payable per share, provided the aggregate option price payable for such securities shall remain the same. In addition, the class and number of securities available for issuance under the Plan following the consummation of the Corporate Transaction shall be appropriately adjusted.

      The grant of options under this Article Two shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

      The exercisability as incentive stock options under the Federal tax laws of any options accelerated under this Section III in connection with a Corporate Transaction or Change in Control shall remain subject to the dollar limitation of Section II of this Article Two. To the extent such dollar limitation is exceeded, the accelerated option shall be exercisable as a non- statutory option under the Federal tax laws.

    CANCELLATION AND REGRANT OF OPTIONS

        The Plan Administrator shall have the authority to effect, at any time and from time to time, with the consent of the affected optionees, the cancellation of any or all outstanding options under this Article Two (including outstanding options under the Predecessor Plans incorporated into this Plan) and to grant in substitution new options under the Plan covering the same or different numbers of shares of Common Stock but with an option price per share not less than (i) eighty-five percent (85%) of the Fair Market Value of the Common Stock on the new grant date or (ii) one hundred percent (100%) of such Fair Market Value in the case of an Incentive Option or (iii) one hundred and ten percent (110%) of such Fair Market Value in the case of an Incentive Option granted to a 10% Stockholder.

    STOCK APPRECIATION RIGHTS

      Provided and only if the Primary Committee determines in its discretion to implement the stock appreciation right provisions of this Section V, one or more Optionees may be granted the right, exercisable upon such terms and conditions as the Primary Committee may establish, to surrender all or part of an unexercised option under this Article Two in exchange for a distribution from the Corporation in an amount equal to the excess of (i) the Fair Market Value (on the option surrender date) of the number of shares in which the Optionee is at the time vested under the surrendered option (or surrendered portion thereof) over (ii) the aggregate option price payable for such vested shares.

      No surrender of an option shall be effective hereunder unless it is approved by the Primary Committee. If the surrender is so approved, then the distribution to which the Optionee shall accordingly become entitled under this Section V may be made in shares of Common Stock valued at Fair Market Value on the option surrender date, in cash, or partly in shares and partly in cash, as the Primary Committee shall in its sole discretion deem appropriate.

      If the surrender of an option is rejected by the Primary Committee, then the Optionee shall retain whatever rights the Optionee had under the surrendered option (or surrendered portion thereof) on the option surrender date and may exercise such rights at any time prior to the later of (i) five (5) business days after the receipt of the rejection notice or (ii) the last day on which the option is otherwise exercisable in accordance with the terms of the instrument evidencing such option, but in no event may such rights be exercised more than ten (10) years after the date of the option grant.

      One or more officers of the Corporation subject to the short-swing profit restrictions of the Federal securities laws may, in the Primary Committee's sole discretion, be granted limited stock appreciation rights in tandem with their outstanding options under the Plan. Upon the occurrence of a Hostile Take-Over effected at any time when the Corporation's outstanding Common Stock is registered under Section 12(g) of the 1934 Act, the officer shall have a thirty (30)-day period in which he or she may surrender any outstanding options with such a limited stock appreciation right in effect for at least six (6) months to the Corporation, to the extent such option is at the time exercisable for fully-vested shares of Common Stock. The officer shall in return be entitled to a cash distribution from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the vested shares of Common Stock at the time subject to each surrendered option (or surrendered portion of such option) over (ii) the aggregate option price payable for such shares. The cash distribution payable upon such option surrender shall be made within five (5) days following the consummation of the Hostile Take-Over. Neither the approval of the Primary Committee nor the consent of the Board shall be required in connection with such option surrender and cash distribution. Any unsurrendered portion of the option shall continue to remain outstanding and become exercisable in accordance with the terms of the instrument evidencing such grant.

      The shares of Common Stock subject to any option surrendered for an appreciation distribution pursuant to this Section V shall not be available for subsequent option grant under the Plan.

  ARTICLE THREE

  AUTOMATIC OPTION GRANT PROGRAM

  ELIGIBILITY

      The individuals eligible to receive automatic option grants pursuant to the provisions of this Article Three shall be limited to the individuals who are first elected or appointed as non-employee Board members on or after November 5, 1993, whether through appointment by the Board or election by the Corporation's stockholders, and each individual who serves as a non-employee Board member thereafter. In no event, however, shall a non-employee Board member be eligible to participate in the Automatic Option Grant Program if such individual has at any time been in the prior employ of the Corporation (or any parent or subsidiary corporation). Each non-employee Board member eligible to participate in the Automatic Option Grant Program pursuant to the foregoing criteria shall be designated an Eligible Director for purposes of the Plan.

  TERMS AND CONDITIONS OF AUTOMATIC OPTION GRANTS

      Grant Dates. Option grants will be made under this Article Three on the dates specified below:

            Each Eligible Director who first becomes a non-employee Board member at any time after November 5, 1993, whether through election at an Annual Stockholders' Meeting or through appointment by the Board, shall automatically be granted, at the time of such initial election or appointment, a non-statutory stock option to purchase 10,000 shares of Common Stock upon the terms and conditions of this Article Three.

            Each Eligible Director who is serving as a nonemployee Board member on November 5, 1993 shall automatically be granted, on such date, a non-statutory stock option to purchase 10,000 shares of Common Stock upon the terms and conditions of this Article Three.

            On the date of each Annual Stockholders' Meeting, beginning with the 1995 Annual Stockholders' Meeting, each Eligible Director who is at the time serving as a non-employee member of the Board shall automatically be granted at that meeting, whether or not such individual is standing for re- election as a Board Member at that particular meeting, a non-statutory stock option under the Plan to purchase 2,500 shares of Common Stock, provided such individual has served as a non-employee Board member for at least six (6) months prior to the date of such meeting.

      The 10,000-share limitation on the initial automatic option grants and the 2,500-share limitation on the subsequent automatic option grants to be made to each Eligible Director shall be subject to periodic adjustment pursuant to the applicable provisions of paragraph VI.C of Article One.

      Option price. The option price per share of Common Stock subject to each automatic option grant made under this Article Three shall be equal to one hundred percent (100%) of the Fair Market Value per share of Common Stock on the automatic grant date.

      Payment.

      The option price shall be payable in one of the alternative forms specified below:

            full payment in cash or check drawn to the Corporation's order;

            full payment in shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date (as such term is defined below);

            full payment in a combination of shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date and cash or check drawn to the Corporation's order; or

            full payment through a broker-dealer sale and remittance procedure pursuant to which the Optionee shall provide irrevocable written instructions to (I) a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate option price payable for the purchased shares plus all applicable Federal and state income and employment taxes required to be withheld by the Corporation in connection with such purchase and (II) to the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale transaction.

      For purposes of this subparagraph C, the Exercise Date shall be the date on which written notice of the option exercise is delivered to the Corporation. Except to the extent the sale and remittance procedure specified above is used for the exercise of the option, payment of the option price for the purchased shares must accompany the exercise notice.

      Option Term. Each automatic grant under this Article Three shall have a maximum term of ten (10) years measured from the automatic grant date.

      Exercisability. Each 10,000-share initial automatic grant shall become exercisable in a series of four (4) equal and successive annual installments over the Optionee's period of service on the Board, with the first such installment to become exercisable one year after the automatic grant date. Each 2,500-share subsequent automatic grant shall become exercisable in full on the fourth (4th) anniversary of the automatic grant date, provided the Optionee remains in service on the Board. The exercisability of each automatic grant outstanding under this Article Three shall be accelerated as provided in Section II.G and Section III of this Article Three.

      Non-Transferability. During the lifetime of the Optionee, each automatic option grant, together with the limited stock appreciation right pertaining to such option, shall be exercisable only by the Optionee and shall not be assignable or transferable by the Optionee other than a transfer of the option effected by will or by the laws of descent and distribution following Optionee's death.

      Effect of Termination of Board Membership.

                Should the Optionee cease to serve as a Board member for any reason (other than death) while holding an automatic option grant under this Article Three, then such individual shall have a three (3)-month period following the date of such cessation of Board membership in which to exercise such option for any or all of the shares of Common Stock for which the option is exercisable at the time of such cessation of Board service. Such option shall immediately terminate and cease to be outstanding, at the time of such cessation of Board service, with respect to any shares for which the option is not otherwise at that time exercisable.

                Should the Optionee die within three (3) months after cessation of Board service, then any automatic option grant held by the Optionee at the time of death may subsequently be exercised, for any or all of the shares of Common Stock for which such option is exercisable at the time of the Optionee's cessation of Board service (less any option shares subsequently purchased by the Optionee prior to death), by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. Any such exercise must occur within twelve (12) months after the date of the Optionee's death.

                Should the Optionee die while serving as a Board member, then any automatic option grant held by such Optionee under this Article Three shall accelerate in full, and the representative of the Optionee's estate or the person or persons to whom the option is transferred upon the Optionee's death shall have a twelve (12)-month period following the date of the Optionee's cessation of Board membership in which to exercise such option for any or all of the shares of Common Stock subject to that option at the time of such death, provided the option has been outstanding for at least one (1) year at the time of death.

                In no event shall any automatic grant under this Article Three remain exercisable after the expiration date of the ten (10)-year option term. Upon the expiration of the applicable post-service exercise period under subparagraph 1, 2 or 3 above or (if earlier) upon the expiration of the ten (10)-year option term, the automatic grant shall terminate and cease to be outstanding for any unexercised shares for which the option was otherwise exercisable at the time of the Optionee's cessation of Board service.

      Stockholder Rights. The holder of an automatic option grant under this Article Three shall have none of the rights of a stockholder with respect to any shares subject to such option until such individual shall have exercised the option and paid the option price for the purchased shares.

      Remaining Terms. The remaining terms and conditions of each automatic option grant shall be as set forth in the form Director Automatic Grant Agreement attached as Exhibit A.

  CORPORATE TRANSACTION/CHANGE IN CONTROL/HOSTILE TAKE- OVER

      In the event of any Corporate Transaction and in connection with any Change in Control of the Corporation, each automatic option grant at the time outstanding under this Article Three shall automatically accelerate so that each such option shall, immediately prior to the specified effective date for the Corporate Transaction or Change in Control, as applicable, become fully exercisable with respect to the total number of shares of Common Stock at the time subject to such option and may be exercised for all or any portion of such shares. Upon the consummation of the Corporate Transaction, all automatic option grants under this Article Three shall terminate and cease to be outstanding. Any options accelerated in connection with the Change in Control shall remain fully exercisable until the expiration or sooner termination of the option term.

      Upon the occurrence of a Hostile Take-Over, the Optionee shall have a thirty (30)-day period in which to surrender each option held by him or her under this Article Three to the Corporation, to the extent such option has been outstanding for a period of at least six (6) months to the Corporation. The Optionee shall in return be entitled to a cash distribution from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to the surrendered option (whether or not the option is otherwise at the time exercisable for such shares) over (ii) the aggregate option price payable for such shares. Such cash distribution shall be paid within five (5) days following the consummation of the Hostile Take-Over. Neither the approval of the Committee nor the consent of the Board shall be required in connection with such option surrender and cash distribution.

      The shares of Common Stock subject to each option surrendered in connection with the Hostile Take-Over shall not be available for subsequent option grant under this Plan.

      The automatic option grants outstanding under this Article Three shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

  AMENDMENT OF THE AUTOMATIC GRANT PROVISIONS

      The provisions of this Automatic Option Grant Program, together with the automatic option grants outstanding under this Article Three, may not be amended at intervals more frequently than once every six (6) months, other than to the extent necessary to comply with applicable Federal income tax laws and regulations.

  ARTICLE FOUR

  STOCK ISSUANCE PROGRAM

  TERMS AND CONDITIONS OF STOCK ISSUANCES

  Shares may be issued under the Stock Issuance Program through direct and immediate purchases without any intervening stock option grants. The issued shares shall be evidenced by a Stock Issuance Agreement ("Issuance Agreement") that complies with the terms and conditions of this Article Four.

      Consideration.

                Shares of Common Stock drawn from the Corporation's authorized but unissued shares of Common Stock ("Newly Issued Shares") shall be issued under the Stock Issuance Program for one or more of the following items of consideration which the Plan Administrator may deem appropriate in each individual instance:

                (i) cash or check drawn to the Corporation's order;

                (ii) a promissory note payable to the Corporation's order in one or more installments, which may be subject to cancellation in whole or in part upon terms and conditions established by the Plan Administrator; or

                (iii) past services rendered to the Corporation or any parent or subsidiary corporation.

                Newly Issued Shares may, in the absolute discretion of the Plan Administrator, be issued for consideration with a value less than one hundred percent (100%) of the Fair Market Value of such shares at the time of issuance, but in no event less than eighty-five percent (85%) of such Fair Market Value.

                Shares of Common Stock reacquired by the Corporation and held as treasury shares ("Treasury Shares") may be issued under the Stock Issuance Program for such consideration (including one or more of the items of consideration specified in subparagraph 1 above) as the Plan Administrator may deem appropriate, whether such consideration is in an amount less than, equal to, or greater than the Fair Market Value of the Treasury Shares at the time of issuance. Treasury Shares may, in lieu of any cash consideration, be issued subject to such vesting requirements tied to the Participant's period of future Service or the Corporation's attainment of specified performance objectives as the Plan Administrator may establish at the time of issuance.

      Vesting Provisions.

                Shares of Common Stock issued under the Stock Issuance Program may, in the absolute discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the Participant's period of Service. The elements of the vesting schedule applicable to any unvested shares of Common Stock issued under the Stock Issuance Program, namely:

    the Service period to be completed by the Participant or the performance objectives to be achieved by the Corporation,

    the number of installments in which the shares are to vest,

    the interval or intervals (if any) which are to lapse between installments, and the effect which death, Permanent Disability or other event designated by the Plan Administrator is to have upon the vesting schedule,

shall be determined by the Plan Administrator and incorporated into the Issuance Agreement executed by the Corporation and the Participant at the time such unvested shares are issued.

              The Participant shall have full stockholder rights with respect to any shares of Common Stock issued to him or her under the Plan, whether or not his or her interest in those shares is vested. Accordingly, the Participant shall have the right to vote such shares and to receive any regular cash dividends paid on such shares. Any new, additional or different shares of stock or other property (including money paid other than as a regular cash dividend) which the Participant may have the right to receive with respect to his or her unvested shares by reason of any stock dividend, stock split, reclassification of Common Stock or other similar change in the Corporation's capital structure or by reason of any Corporate Transaction shall be issued, subject to (i) the same vesting requirements applicable to his or her unvested shares and (ii) such escrow arrangements as the Plan Administrator shall deem appropriate.

              Should the Participant cease to remain in Service while holding one or more unvested shares of Common Stock under the Plan, then those shares shall be immediately surrendered to the Corporation for cancellation, and the Participant shall have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the Participant for consideration paid in cash or cash equivalent (including the Participant's purchase-money promissory note), the Corporation shall repay to the Participant the cash consideration paid for the surrendered shares and shall cancel the unpaid principal balance of any outstanding purchase-money note of the Participant attributable to such surrendered shares. The surrendered shares may, at the Plan Administrator's discretion, be retained by the Corporation as Treasury Shares or may be retired to authorized but unissued share status.

              The Plan Administrator may in its discretion elect to waive the surrender and cancellation of one or more unvested shares of Common Stock (or other assets attributable thereto) which would otherwise occur upon the non-completion of the vesting schedule applicable to such shares. Such waiver shall result in the immediate vesting of the Participant's interest in the shares of Common Stock as to which the waiver applies. Such waiver may be effected at any time, whether before or after the Participant's cessation of Service or the attainment or non-attainment of the applicable performance objectives.

    CORPORATE TRANSACTION/CHANGE IN CONTROL

        Upon the occurrence of any Corporate Transaction or Change in Control, all unvested shares of Common Stock at the time outstanding under the Stock Issuance Program shall immediately vest in full.

    TRANSFER RESTRICTIONS/SHARE ESCROW

      Unvested shares may, in the Plan Administrator's discretion, be held in escrow by the Corporation until the Participant's interest in such shares vests or may be issued directly to the Participant with restrictive legends on the certificates evidencing such unvested shares. To the extent an escrow arrangement is utilized, the unvested shares and any securities or other assets issued with respect to such shares (other than regular cash dividends) shall be delivered in escrow to the Corporation to be held until the Participant's interest in such shares (or other securities or assets) vests. Alternatively, if the unvested shares are issued directly to the Participant, the restrictive legend on the certificates for such shares shall read substantially as follows:

      "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE UNVESTED AND ARE ACCORDINGLY SUBJECT TO (I) CERTAIN TRANSFER RESTRICTIONS AND (II) CANCELLATION OR REPURCHASE IN THE EVENT THE REGISTERED HOLDER (OR HIS/HER PREDECESSOR IN INTEREST) CEASES TO REMAIN IN THE CORPORATION'S SERVICE. SUCH TRANSFER RESTRICTIONS AND THE TERMS AND CONDITIONS OF SUCH CANCELLATION OR REPURCHASE ARE SET FORTH IN A STOCK ISSUANCE AGREEMENT BETWEEN THE CORPORATION AND THE REGISTERED HOLDER (OR HIS/HER PREDECESSOR IN INTEREST) DATED _________ __, ____, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION."

      The Participant shall have no right to transfer any unvested shares of Common Stock issued to him or her under the Stock Issuance Program. For purposes of this restriction, the term "transfer" shall include (without limitation) any sale, pledge, assignment, encumbrance, gift, or other disposition of such shares, whether voluntary or involuntary. Upon any such attempted transfer, the unvested shares shall immediately be cancelled, and neither the Participant nor the proposed transferee shall have any rights with respect to those shares. However, the Participant shall have the right to make a gift of unvested shares acquired under the Stock Issuance Program to his or her spouse or issue, including adopted children, or to a trust established for such spouse or issue, provided the donee of such shares delivers to the Corporation a written agreement to be bound by all the provisions of the Stock Issuance Program and the Issuance Agreement applicable to the gifted shares.

  ARTICLE FIVE

  MISCELLANEOUS

  LOANS OR INSTALLMENT PAYMENTS

      The Plan Administrator may, in its discretion, assist any Optionee or Participant (including an Optionee or Participant who is an officer or director of the Corporation, but not an Optionee who is a member of the Primary Committee) in the exercise of one or more options granted to such Optionee under the Discretionary Option Grant Program or the purchase of one or more shares issued to such Participant under the Stock Issuance Program, including the satisfaction of any Federal and state income and employment tax obligations arising therefrom, by (i) authorizing the extension of a loan from the Corporation to such Optionee or Participant or (ii) permitting the Optionee or Participant to pay the option price or purchase price for the purchased Common Stock in installments over a period of years. The terms of any loan or installment method of payment (including the interest rate and terms of repayment) shall be upon such terms as the Plan Administrator specifies in the applicable option or issuance agreement or otherwise deems appropriate under the circumstances. Loans or installment payments may be authorized with or without security or collateral. However, the maximum credit available to the Optionee or Participant may not exceed the option or purchase price of the acquired shares (less the par value of such shares) plus any Federal and state income and employment tax liability incurred by the Optionee or Participant in connection with the acquisition of such shares.

      The Plan Administrator may, in its absolute discretion, determine that one or more loans extended under this financial assistance program shall be subject to forgiveness by the Corporation in whole or in part upon such terms and conditions as the Plan Administrator may deem appropriate.

  AMENDMENT OF THE PLAN AND AWARDS

      The Board has complete and exclusive power and authority to amend or modify the Plan (or any component thereof) in any or all respects whatsoever. However, no such amendment or modification shall adversely affect rights and obligations with respect to options at the time outstanding under the Plan, nor adversely affect the rights of any Participant with respect to Common Stock issued under the Stock Issuance Program prior to such action, unless (i) the Optionee or Participant consents to such amendment and (ii) any amendment made to the Automatic Option Grant Program (or any options outstanding thereunder) shall be in compliance with the limitation of Section IV of Article Three. In addition, the Board may not, without the approval of the Corporation's stockholders, amend the Plan to (i) materially increase the maximum number of shares issuable under the Plan, except for permissible adjustments under Section VI.C of Article One, (ii) materially modify the eligibility requirements for Plan participation or (iii) materially increase the benefits accruing to Plan participants.

      (i) Options to purchase shares of Common Stock may be granted under the Plan and (ii) shares of Common Stock may be issued under the Stock Issuance Program, which are in both instances in excess of the number of shares then available for issuance under the Plan, provided any excess shares actually issued are held in escrow until stockholder approval is obtained for a sufficient increase in the number of shares available for issuance under the Plan. If such stockholder approval is not obtained within twelve (12) months after the date the first such excess option grants or excess share issuances are made, then (I) any unexercised excess options shall terminate and cease to be exercisable and (II) the Corporation shall promptly refund the purchase price paid for any excess shares actually issued under the Plan and held in escrow, together with interest (at the applicable Short Term Federal Rate) for the period the shares were held in escrow.

  TAX WITHHOLDING

      The Corporation's obligation to deliver shares of Common Stock upon the exercise of stock options for such shares or the vesting of such shares under the Plan shall be subject to the satisfaction of all applicable Federal, state and local income tax and employment tax withholding requirements.

      The Plan Administrator may, in its discretion and in accordance with the provisions of this Section III of Article Five and such supplemental rules as the Plan Administrator may from time to time adopt (including the applicable safe-harbor provisions of Rule 16b-3 of the Securities and Exchange Commission), provide any or all holders of non-statutory options granted under the Discretionary Option Grant Program or unvested shares under the Plan with the right to use shares of Common Stock in satisfaction of all or part of the Federal, state and local income and employment tax liabilities incurred by such holders in connection with the exercise of their options or the vesting of their shares (the "Taxes"). Such right may be provided to any such holder in either or both of the following formats:

                Stock Withholding: The holder of the non-statutory option or unvested shares may be provided with the election to have the Corporation withhold, from the shares of Common Stock otherwise issuable upon the exercise of such non-statutory option or the vesting of such shares, a portion of those shares with an aggregate Fair Market Value equal to the percentage of the applicable Taxes (not to exceed one hundred percent (100%)) designated by the holder.

                Stock Delivery: The Plan Administrator may, in its discretion, provide the holder of the non-statutory option or the unvested shares with the election to deliver to the Corporation, at the time the non- statutory option is exercised or the shares vest, one or more shares of Common Stock previously acquired by such individual (other than in connection with the option exercise or share vesting triggering the Taxes) with an aggregate Fair Market Value equal to the percentage of the Taxes incurred in connection with such option exercise or share vesting (not to exceed one hundred percent (100%)) designated by the holder.

  EFFECTIVE DATE AND TERM OF PLAN

      The Plan was adopted by the Board on August 11, 1993 as the successor to the Predecessor Plans and was approved by Cornerstone Technology, Inc., the sole stockholder of the Corporation, on September 1, 1993. The Plan became effective on September 8, 1993, the date on which the shares of the Corporation's common stock were first registered under Section 12(g) of the 1934 Act.

      Each stock option grant outstanding under the Predecessor Plans immediately prior to the Effective Date shall be incorporated into this Plan and treated as an outstanding option under this Plan, but each such option shall continue to be governed solely by the terms and conditions of the instrument evidencing such grant, and nothing in this Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of such options with respect to their acquisition of shares of Common Stock thereunder. Each unvested share of Common Stock outstanding under the Predecessor Plans on the Effective Date shall continue to be governed solely by the terms and conditions of the instrument evidencing such share issuance, and nothing in this Plan shall be deemed to affect or otherwise modify the rights or obligations of the holder of such unvested shares.

      On February 2, 1994, the Board adopted a amendment of the Plan to (i) increase the number of shares issuable thereunder by 400,000 shares and (ii) impose a limitation on the maximum number of shares for which any one individual participating in the Plan may be granted stock options and separately exercisable stock appreciation rights after December 31, 1993. The 1994 amendment was approved by the Corporation's stockholders at the 1994 Annual Stockholders' Meeting. On January 31, 1995, the Board approved an increase in the number of shares issuable under the Plan by 350,000 shares. The 1995 amendment was approved by the Corporation's stockholders at the 1995 Annual Stockholders' Meeting. On January 30, 1996, the Board approved (i) an increase in the number of shares issuable under the Plan by 500,000 shares and (ii) a 500,000-share limitation on the maximum number of shares that any Optionee or Participant may receive in the aggregate over the term of the Plan, exclusive of option grants or stock awards made prior to January 1, 1996. The 1996 amendment was approved by the Corporation's stockholders at the 1996 Annual Stockholders' Meeting. On February 14, 1997, the Board approved an increase in the number of shares issuable under the Plan by 400,000 shares. The 1997 amendment was approved by the Corporation's stockholders at the 1997 Annual Stockholders' Meeting. On March 25, 1998, the Board approved an increase in the number of shares issuable under the Plan by 200,000 shares. The 1998 amendment was approved by the Corporation's stockholders at the 1998 Annual Stockholders' Meeting. On January 22, 1999, the Board approved an increase in the number of shares issuable under the Plan by 300,000 shares. The 1999 amendment was approved by the Corporation's stockholders at the 1999 Annual Stockholders' Meeting. On March 7, 2000, the Board approved an increase in the number of shares issuable under the Plan by 150,000 shares. The 2000 amendment was approved by the Corporation's stockholders at the 2000 Annual Stockholders' Meeting.

      The option/vesting acceleration provisions of Section III of Article Two and Section III of Article Three and Section II of Article Four relating to Corporate Transactions and Changes in Control may, in the Plan Administrator's discretion, be extended to one or more stock options or unvested share issuances which are outstanding under the Predecessor Plans on the Effective Date but which do not otherwise provide for such acceleration.

      The Plan shall terminate upon the earlier of (i) March 6, 2010 or (ii) the date on which all shares available for issuance under the Plan shall have been issued or cancelled pursuant to the exercise, surrender or cash-out of the options granted under the Plan or the issuance of shares (whether vested or unvested) under the Stock Issuance Program. If the date of termination is determined under clause (i) above, then all option grants and unvested share issuances outstanding on such date shall thereafter continue to have force and effect in accordance with the provisions of the instruments evidencing such grants or issuances.

  USE OF PROCEEDS

      Any cash proceeds received by the Corporation from the sale of shares pursuant to option grants or share issuances under the Plan shall be used for general corporate purposes.

  REGULATORY APPROVALS

      The implementation of the Plan, the granting of any option under the Plan, the issuance of any shares under the Stock Issuance Program, and the issuance of Common Stock upon the exercise or surrender of the option grants made hereunder shall be subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the options granted under it, and the Common Stock issued pursuant to it.

      No shares of Common Stock or other assets shall be issued or delivered under this Plan unless and until there shall have been compliance with all applicable requirements of Federal and state securities laws, including the filing and effectiveness of the Form S-8 registration statement for the shares of Common Stock issuable under the Plan, and all applicable listing requirements of any securities exchange on which stock of the same class is then listed.

  NO EMPLOYMENT/SERVICE RIGHTS

  Neither the action of the Corporation in establishing the Plan, nor any action taken by the Plan Administrator hereunder, nor any provision of the Plan shall be construed so as to grant any individual the right to remain in the employ or Service of the Corporation (or any parent or subsidiary corporation) for any period of specific duration, and the Corporation (or any parent or subsidiary corporation retaining the services of such individual) may terminate such individual's employment or Service at any time and for any reason, with or without cause.

  MISCELLANEOUS PROVISIONS

      The right to acquire Common Stock or other assets under the Plan may not be assigned, encumbered or otherwise transferred by any Optionee or Participant.

      The provisions of the Plan relating to the exercise of options and the vesting of shares shall be governed by the laws of the State of California, as such laws are applied to contracts entered into and performed in such State.

      The provisions of the Plan shall inure to the benefit of, and be binding upon, the Corporation and its successors or assigns, whether by Corporate Transaction or otherwise, and the Participants and Optionees, the legal representatives of their respective estates, their respective heirs or legatees and their permitted assignees.

Exhibit (d)(2)

ACTIONPOINT, INC.

STOCK OPTION AGREEMENT

WITNESSETH:

RECITALS

    The Corporation's Board of Directors (the "Board") has adopted the Corporation's 1993 Stock Option/Stock Issuance Plan (the "Plan") for the purpose of attracting and retaining the services of key employees (including officers and directors), nonemployee Board members and consultants and other independent advisors.

    Optionee is an individual who is to render valuable services to the Corporation or one or more parent or subsidiary corporations, and this Agreement is executed pursuant to, and is intended to carry out the purposes of, the Plan in connection with the Corporation's grant of a stock option to Optionee.

    NOW, THEREFORE, it is hereby agreed as follows:

      Grant of Option. Subject to and upon the terms and conditions set forth in this Agreement, the Corporation hereby grants to Optionee, as of the grant date (the "Grant Date") specified in the accompanying Notice of Grant of Stock Option (the "Grant Notice"), a stock option to purchase up to that number of shares of the Corporation's Common Stock (the "Option Shares") as is specified in the Grant Notice. Such Option Shares shall be purchasable from time to time during the option term at the option price (the "Option Price") specified in the Grant Notice.

      Option Term. This option shall expire at the close of business on the expiration date (the "Expiration Date") specified in the Grant Notice, unless sooner terminated in accordance with Paragraph 5 or 6.

      Limited Transferability. This option shall be exercisable only by Optionee during Optionee's lifetime and shall not be transferable or assignable by Optionee other than by will or by the laws of descent and distribution following Optionee's death.

      Dates of Exercise. This option shall become exercisable for the Option Shares in accordance with the installment schedule specified in the Grant Notice. As this option becomes exercisable for one or more installments, those installments shall accumulate, and this option shall remain exercisable for the accumulated installments until the Expiration Date or sooner termination of the option term under Paragraph 5 or 6 of this Agreement. In no event shall this option become exercisable for any additional Option Shares following Optionee's cessation of Service.

      Termination of Service. The option term specified in Paragraph 2 shall terminate (and this option shall cease to be outstanding) prior to the Expiration Date in accordance with the following provisions:

        This option shall immediately terminate and cease to be outstanding for any Option Shares for which it is not exercisable at the time of Optionee's cessation of Service.

        Should Optionee cease Service for any reason other than death or permanent disability while this option remains outstanding, then Optionee shall have a thirty (30)-day period measured from the date of such cessation of Service in which to exercise this option for any or all of the Option Shares for which this option is exercisable at the time of such cessation of Service. In no event, however, may this option be exercised at any time after the specified Expiration Date of the option term. Upon the expiration of such thirty (30)-day period or (if earlier) upon the specified Expiration Date of the option term, this option shall terminate and cease to be outstanding.

        Should Optionee die or become permanently disabled while in Service or within the thirty (30)-day period following his or her cessation of Service, then Optionee or the personal representative of Optionee's estate or the person or persons to whom this option is transferred pursuant to Optionee's will or in accordance with the laws of descent and distribution shall have the right to exercise this option for any or all of the Option Shares for which this option is exercisable at the time of Optionee's cessation of Service, less any Option Shares subsequently purchased by Optionee prior to death or disability. Such right shall lapse, and this option shall terminate and cease to remain outstanding, upon the earlier of (A) the expiration of the twelve (12)- month period measured from the date of Optionee's death or disability or (B) the Expiration Date.

        During the limited period of post-Service exercisability applicable pursuant to subparagraphs (ii) through (iii) above, this option may not be exercised in the aggregate for more than the number of Option Shares (if any) for which this option is, at the time of Optionee's cessation of Service, exercisable in accordance with either the normal exercise provisions specified in the Grant Notice or the special acceleration provisions of Paragraph 6 of this Agreement.

        For purposes of this Agreement, the following definitions shall be in effect:

          Optionee shall be deemed to remain in Service for so long as such individual renders services on a periodic basis to the Corporation (or any parent or subsidiary corporation) in the capacity of an Employee, a nonemployee member of the board of directors or an independent consultant or advisor.

          Optionee shall be considered to be an Employee for so long as such individual performs services while in the employ of the Corporation or any parent or subsidiary corporations, subject to the control and direction of the employer entity not only as to the work to be performed but also as to the manner and method of performance.

          Optionee shall be deemed to be permanently disabled and to have incurred a permanent disability if Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.

          A corporation shall be considered to be a subsidiary of the Corporation if it is a member of an unbroken chain of corporations beginning with the Corporation, provided each such corporation in the unbroken chain (other than the last corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

          A corporation shall be considered to be a parent of the Corporation if it is a member of an unbroken chain of corporations ending with the Corporation, provided each such corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

      Corporate Transaction/Change in Control.

              In the event of any of the following stockholder approved transactions to which the Corporation is a party (a "Corporate Transaction"):

                a merger or consolidation in which the Corporation is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Corporation is incorporated, the sale, transfer or other disposition of all or substantially all of the assets of the Corporation in complete liquidation or dissolution of the Corporation, or any reverse merger in which the Corporation is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger, this option, to the extent outstanding at such time but not otherwise fully exercisable, shall automatically accelerate so that such option shall, immediately prior to the specified effective date for the Corporate Transaction, become fully exercisable for all the Option Shares at the time subject to such option and may be exercised for all or any portion of such shares.

              In the event of a change in ownership or control of the Corporation effected through either of the following transactions (a "Change in Control"):

                the acquisition directly or indirectly by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept; or

                a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more proxy contests for the election of Board members, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time such election or nomination was approved by the Board, this option, to the extent outstanding at such time but not otherwise fully exercisable, shall automatically accelerate so that such option shall, immediately prior to the specified effective date for the Change in Control, become fully exercisable for all the Option Shares at the time subject to such option and may be exercised for all or any portion of such shares.

              The portion of this option accelerated in connection with any Corporate Transaction or Change in Control shall remain exercisable as an incentive stock option under the Federal tax laws (if this option is designated as such in the Grant Notice) only to the extent the applicable dollar limitation of Paragraph 16 is not exceeded in the calendar year of such Corporate Transaction or Change in Control.

              This option, to the extent not previously exercised, shall terminate upon the consummation of such Corporate Transaction and cease to be outstanding, unless it is expressly assumed by the successor corporation or parent thereof. Following a Change in Control, this option shall remain fully exercisable until the expiration or sooner termination of the option term.

              This Agreement shall not in any way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise make changes in its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

      Adjustment in Option Shares.

              In the event any change is made to the Common Stock issuable under the Plan by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class effected without the Corporation's receipt of consideration, the Plan Administrator shall make appropriate adjustments to (i) the number and/or class of securities subject to this option and (ii) the Option Price payable per share in order to prevent any dilution or enlargement of benefits hereunder. Such adjustments shall be final, binding and conclusive.

              If this option is to be assumed in connection with any Corporate Transaction under Paragraph 6 or is otherwise to continue outstanding, then this option shall, immediately after such Corporate Transaction, be appropriately adjusted to apply and pertain to the number and class of securities which would have been issued to Optionee in the consummation of such Corporate Transaction had this option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the Option Price payable per share, provided the aggregate Option Price payable hereunder shall remain the same.

      Privilege of Stock Ownership. The holder of this option shall not have any of the rights of a stockholder with respect to the Option Shares until such individual shall have exercised this option and paid the Option Price for the purchased Option Shares.

      Manner of Exercising Option.

              In order to exercise this option with respect to all or any part of the Option Shares for which this option is at the time exercisable, Optionee (or in the case of exercise after Optionee's death, Optionee's executor, administrator, heir or legatee, as the case may be) must take the following actions:

                Deliver to the Corporate Secretary of the Corporation an executed notice of exercise (the "Exercise Notice") in substantially the form of Exhibit I to this Agreement in which there is specified the number of Option Shares which are to be purchased under the exercised option.

                Pay the aggregate Option Price for the purchased shares through one or more of the following alternatives:

                - full payment in cash or by check payable to the Corporation's order;

                - full payment in shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date (as such term is defined below);

                - full payment in a combination of shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date and cash or check payable to the Corporation's order; or

                - full payment effected through a broker-dealer sale and remittance procedure pursuant to which Optionee shall provide irrevocable written instructions to (I) a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate Option Price payable for the purchased shares plus all applicable Federal and state income and employment taxes required to be withheld by the Corporation in connection with such purchase and (II) the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale transaction.

                Furnish to the Corporation appropriate documentation that the person or persons exercising this option (if other than Optionee) have the right to exercise this option.

              For purposes of this Agreement, the Exercise Date shall be the date on which the executed Exercise Notice is delivered to the Corporation. Except to the extent the sale and remittance procedure specified above is utilized in connection with the option exercise, payment of the Option Price for the purchased shares must accompany such Exercise Notice. For all valuation purposes under this Agreement, the Fair Market Value per share of Common Stock on any relevant date shall be the closing selling price per share of Common Stock on the date in question, as such price is reported by the National Association of Securities Dealers through the NASDAQ National Market System or any successor system. If there is no such reported price on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

              As soon as practical after receipt of the Exercise Notice, the Corporation shall mail or deliver to or on behalf of Optionee (or any other person or persons exercising this option in accordance herewith) a certificate or certificates representing the purchased Option Shares.

              In no event may this option be exercised for any fractional shares.

      Governing Law. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of California without resort to that State's conflict-of-laws rules.

      Compliance with Laws and Regulations. The exercise of this option and the issuance of Option Shares upon such exercise shall be subject to compliance by the Corporation and Optionee with all applicable requirements of law relating thereto and with all applicable regulations of any stock exchange on which shares of the Corporation's Common Stock may be listed at the time of such exercise and issuance.

      Successors and Assigns. Except to the extent otherwise provided in Paragraph 3 or 6, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs and legal representatives of Optionee and the successors and assigns of the Corporation.

      Liability of Corporation.

              If the Option Shares covered by this Agreement exceed, as of the Grant Date, the number of shares which may without stockholder approval be issued under the Plan, then this option shall be void with respect to such excess shares unless stockholder approval of an amendment sufficiently increasing the number of shares issuable under the Plan is obtained in accordance with the provisions of Section II of Article Four of the Plan.

              The inability of the Corporation to obtain approval from any regulatory body having authority deemed by the Corporation to be necessary to the lawful issuance and sale of any Common Stock pursuant to this option shall relieve the Corporation of any liability with respect to the nonissuance or sale of the Common Stock as to which such approval shall not have been obtained. The Corporation however, shall use its best efforts to obtain all such approvals.

      Notices. Any notice required to be given or delivered to the Corporation under the terms of this Agreement shall be in writing and addressed to the Corporation in care of the Corporate Secretary at the Corporation's principal offices at 1990 Concourse Drive, San Jose, California 95131. Any notice required to be given or delivered to Optionee shall be in writing and addressed to Optionee at the address indicated on the Grant Notice. All notices shall be deemed to have been given or delivered upon personal delivery or upon deposit in the U.S. mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified.

      Construction. This Agreement and the option evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the express terms and provisions of the Plan. All decisions of the Plan Administrator with respect to any question or issue arising under the Plan or this Agreement shall be conclusive and binding on all persons having an interest in this option.

      Additional Terms Applicable to an Incentive Stock Option. In the event this option is designated an incentive stock option in the Grant Notice, the following terms and conditions shall also apply to the grant:

              This option shall cease to qualify for favorable tax treatment as an incentive stock option under the Federal tax laws if (and to the extent) this option is exercised for one or more Option Shares: (i) more than three (3) months after the date Optionee ceases to be an Employee for any reason other than death or permanent disability (as defined in Paragraph 5) or (ii) more than one (1) year after the date Optionee ceases to be an Employee by reason of permanent disability.

              No installment which becomes exercisable under this option shall qualify for favorable tax treatment as an incentive stock option under the Federal tax laws if (and to the extent) the aggregate Fair Market Value (determined at the Grant Date) of the Corporation's Common Stock for which such installment first becomes exercisable hereunder will, when added to the aggregate fair market value (determined as of the respective date or dates of grant) of the Common Stock or other securities for which this option or one or more other incentive stock options granted to Optionee prior to the Grant Date (whether under the Plan or any other option plan of the Corporation or any parent or subsidiary) first become exercisable during the same calendar year, exceed One Hundred Thousand Dollars ($100,000) in the aggregate. Should the number of shares of Common Stock for which this option first becomes exercisable in any calendar year exceed the applicable One Hundred Thousand Dollar ($100,000) limitation, the option may nevertheless be exercised for those excess shares in such calendar year as a nonstatutory option.

              Should the exercisability of this option be accelerated upon a Corporate Transaction or Change in Control in accordance with Paragraph 6, then this option shall qualify for favorable tax treatment as an incentive stock option under the Federal tax laws only to the extent the aggregate Fair Market Value (determined at the Grant Date) of the Corporation's Common Stock for which this option first becomes exercisable in the calendar year in which the Corporate Transaction or Change in Control occurs does not, when added to the aggregate fair market value (determined as of the respective date or dates of grant) of the Common Stock or other securities for which this option or one or more other incentive stock options granted to Optionee prior to the Grant Date (whether under the Plan or any other option plan of the Corporation or any parent or subsidiary) first become exercisable during the same calendar year, exceed One Hundred Thousand Dollars ($100,000) in the aggregate. Should the number of shares of Common Stock for which this option first becomes exercisable in the calendar year of such Corporate Transaction exceed the applicable One Hundred Thousand Dollar ($100,000) limitation, this option may nevertheless be exercised for the excess shares in such calendar year as a nonstatutory option.

              Should Optionee hold, in addition to this option, one or more other options to purchase Common Stock which become exercisable for the first time in the same calendar year as this option, then the foregoing limitations on the exercisability of such options as incentive stock options under the Federal tax laws shall be applied on the basis of the order in which such options are granted.

      Withholding Taxes. Optionee shall make appropriate arrangements with the Corporation or any parent or subsidiary employing Optionee for the satisfaction of all Federal and state income and employment tax withholding requirements applicable to the exercise of this option.

EXHIBIT I

NOTICE OF EXERCISE OF STOCK OPTION

I hereby notify ActionPoint, Inc. (the "Corporation") that I elect to purchase _________ shares of the Corporation's Common Stock (the "Purchased Shares") at the option exercise price of $_____________ per share (the "Option Price") pursuant to that certain option (the "Option") granted to me under the Corporation's 1993 Stock Option/Stock Issuance Plan on _______________, .

Concurrently with the delivery of this Exercise Notice to the Corporate Secretary of the Corporation, I shall hereby pay to the Corporation the Option Price for the Purchased Shares in accordance with the provisions of my agreement with the Corporation evidencing the Option and shall deliver whatever additional documents may be required by such agreement as a condition for exercise. Alternatively, I may utilize the special broker-dealer sale and remittance procedure specified in my agreement to effect the payment of the Option Price for the Purchased Shares.

_______________________,

Date

Optionee

Address:

Print name in exact manner

it is to appear on the

stock certificate:

Address to which certificate

is to be sent, if different

from address above:

Social Security Number:

Employee Number:

Exhibit (d)(5)

Press Release dated August 3, 2001

FOR MORE INFORMATION CONTACT:

Steve Francis, President & CEO

(408) 325-3800

sfrancis@actionpoint.com

John Finegan, CFO

(408) 325-3311

jfinegan@ actionpoint.com

Charles Messman

Todd Kehrli

MKR Group, LLC

(212) 308-4557

(310) 451-7713

cmessmann@mkr-group.com

tkehrli@mkr-group.com

ACTIONPOINT ANNOUNCES EMPLOYEE STOCK OPTION EXCHANGE PROGRAM

SAN JOSE, Calif., Friday, August 3, 2001 - ActionPoint, Inc. (Nasdaq: ACTP) today announced that its Board of Directors and Compensation Committee has approved a voluntary stock option exchange program for employees that is expected to be implemented next month. The program will permit employees to tender outstanding stock option grants to be cancelled in exchange for replacement option grants that will be made approximately six months with a strike price at the then current market price. The replacement options will be for the same number of shares as the exchanged grants.

"We continue to believe that ActionPoint's opportunities are excellent and that employee motivation and retention is very important to achieving our new business plan and to improving long-term shareholder value," said Steve Francis, ActionPoint's President and CEO, "I believe that this program will have a positive impact on these goals."

The replacement options to be issued under the exchange program are expected to comply with FASB interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" and accordingly there will be no variable compensation charges as a result for these options. The Company's CEO and non-employee directors are not eligible to participate in the program.

About Actionpoint, Inc.

ActionPoint, Inc. (NASDAQ: ACTP), develops and markets software products that transform traditional business documents -- such as paper documents, faxes, and microfiche -- into digital content compatible with enterprise computing systems and the Internet. Its award winning products, InputAccel® and ActionPoint Enterprise Server 3.0™ are the most comprehensive capture solutions on the market, incorporating XML and advanced forms processing technology. Today, over 300 Global 2000 and government organizations use InputAccel to cut costs, improve customer service, and increase productivity. For more information, visit the company's Web site at http://www.actionpoint.com

ActionPoint, the ActionPoint logo and InputAccel are trademarks, or registered trademarks, of ActionPoint, Inc. All other trademarks or registered trademarks are the property of their respective owners.